UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Generation Bio Co.

(Name of Subject Company)

Generation Bio Co.

(Name of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

37148K 209

(CUSIP Number of Class of Securities)

Yalonda Howze, JD

Interim Chief Executive Officer & President

Generation Bio Co.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 655-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber Molly W. Fox Mark Nylen Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Yalonda Howze Interim Chief Executive Officer & President Generation Bio Co. 301 Binney Street Cambridge, Massachusetts 02142 (617) 655-7500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address

The name of the subject company is Generation Bio Co., a Delaware corporation. The address of the Company’s principal executive office is 301 Binney Street, Cambridge, Massachusetts 02142. The telephone number of the Company’s principal executive office is (617) 655-7500. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) to “Generation Bio”, the “Company”, “we”, “us”, and “our” refer to Generation Bio Co. and its subsidiary.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of the close of business on January 5, 2026, there were 6,748,972 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1(a). Subject Company Information — Name and Address” and incorporated herein by reference.

(b) Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by XRA 7 Corp., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of XOMA Royalty Corporation, a Nevada corporation (“Parent” and, together with Merger Sub, the “Buyer Entities”), pursuant to the Agreement and Plan of Merger, dated December 15, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, which provides for, among other things, the Buyer Entities to acquire all of the issued and outstanding shares of Common Stock (the “Shares”) for (i) a purchase price of $4.2913 per Share to the stockholders in cash, without interest and less any applicable tax withholding (the “Cash Amount”), plus (ii) one non-tradeable contingent value right per Share (each, a “CVR” and collectively, the “CVRs”) (such amount, or any different amount per share paid pursuant to the Offer to Purchase (as defined below) to the extent permitted under the Merger Agreement, the “CVR Amount”), which represents the right to receive certain contingent payments in cash in accordance with the terms and subject to the conditions of a Contingent Value Rights agreement (the “CVR Agreement”), to be entered into by the Buyer Entities with Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company (the “Rights Agent”), which provides for, among other things, the delivery to holders of outstanding Common Stock (the “CVR Holders”) certain CVRs of the Company (the Cash Amount plus the CVR Amount, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 9, 2026 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”).

Each CVR represents a non-tradeable contractual contingent right to receive the following cash payments (the “CVR Payments”), subject to reduction for any applicable tax withholding, in each of the following circumstances:

●	If the Company’s net cash, as finally determined no later than 120 days following the closing date of the Merger (the “Merger Closing”) pursuant to the procedures set forth in the CVR Agreement (the “Final Net Cash”), exceeds $28.97 million (the “Signing Net Cash”), CVR Holders will receive their pro rata share of such excess (without interest), payable no later than 30 days following the determination of Final Net Cash; provided, that if the Final Net Cash is less than the Signing Net Cash, the proceeds otherwise payable under other CVR Payments will be reduced by the amount of such shortfall, if any; plus
●	If, following the Merger Closing, the Company recovers or realizes amounts related to the settlement or termination of that certain Lease, dated August 2, 2018 and as subsequently amended, between the Company and BMR-Rogers Street LLC (the “Binney Landlord”) regarding the premises located on the first floor and the fourth floor of the building at 301 Binney Street, Cambridge, Massachusetts (the “Binney Lease”), CVR Holders will receive their pro rata share of such proceeds, including the return of the security deposit by the Binney Landlord, which equals $2,051,444 after deducting any amount used, applied or retained by the Binney Landlord pursuant to the Binney Lease and, if the amount by which the Binney Lease Arrangement Amount (as defined the CVR Agreement) exceeds the final termination or settlement amount by more than $10 million, then 100% of the first $10 million of such excess and 90% of any remaining excess, or if such termination or settlement amount is $10 million or less of the Binney Lease Arrangement Amount, then 90% of such total settlement or termination amount and in each case, inclusive of any interest accrued on the Binney Lease Arrangement Amount in excess of $500,000, net of (i) any amounts used or retained by the Binney Landlord and (ii) reasonable and documented out-of-pocket costs and expenses incurred by Parent in connection with the termination or settlement of the Binney Lease, if any; plus
●	If Parent sells, licenses, or otherwise monetizes certain legacy intellectual property assets within five (5) years after the Merger Closing, CVR Holders will receive payments for their pro rata share of the net proceeds (without interest) during the 10-year CVR period, with such payments declining over time, starting at 70% of net proceeds for transactions in years 1-2 following the Merger Closing, 60% in years 3-4 following the Merger Closing, 50% in years 5-6 following the Merger Closing, and 30% in years 7-10 following the Merger Closing; provided, that if there remain any unused funds in the Legacy Assets Maintenance Fund (as defined in the CVR Agreement) following the tenth anniversary of the Merger Closing (the “CVR Expiration Date”) (such funds, the “Remaining Funds”), then 100% of such Remaining Funds, if any; and
●	If Parent receives proceeds under the existing Collaboration and License Agreement, dated March 23, 2023, by and between the Company and ModernaTX, Inc. (“Moderna”), as amended (the “Moderna Collaboration”), during the 10-year CVR period, CVR Holders will receive a declining percentage of those proceeds (without interest), starting at 90% in years 1-3 following the Merger Closing, 80% in years 4-5 following the Merger Closing, 70% in years 6-7 following the Merger Closing, and 50% in years 8-10 following the Merger Closing, if any.

There can be no assurance that any such CVR Payment will be received.

The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by the Buyer Entities with the Securities and Exchange Commission (the “SEC”) on January 9, 2026. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, as soon as practicable following the consummation of the Offer (the “Offer Closing Time”), and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with the Company continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Parent (the “Surviving Corporation”). Since the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote by the Company’s stockholders will be required to consummate the Merger.

Pursuant to the terms of the Offer and the Merger Agreement, and subject to the satisfaction or waiver of all of the Offer Conditions (as defined below), as promptly as practicable after the Expiration Date (as defined below) (and in any event not more than three (3) business days (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after the Expiration Date), the Buyer Entities shall consummate the Offer in accordance with its terms, and promptly accept for payment and promptly thereafter pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance for purchase, the “Offer Acceptance Time”). All such payments shall be made net to any stockholder who validly tendered such Shares in cash, without interest and less any applicable tax withholding. Accordingly, the Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that (a) are owned by the Company (or held in the treasury of the Company), (b) were owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer and are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time, or (c) were irrevocably accepted for purchase in the Offer by the Buyer Entities or (ii) Shares that are held by stockholders who are entitled to demand and properly demand appraisal rights of such Shares pursuant to, and in compliance with, Section 262 of the DGCL, shall be automatically converted into the right to receive the Offer Price, without interest and less any applicable tax withholding, from the Buyer Entities (the “Merger Consideration”).

The treatment of options and restricted stock unit awards granted by the Company is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”

The Buyer Entities commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on January 9, 2026. The Offer will initially expire at one minute after 11:59 p.m., Eastern time, on February 6, 2026, the date that is the 20th business day after commencement of the Offer (determined in accordance with Rules 14d-1(g)(3) and 14e-1(a) under the Exchange Act), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement (such date or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).

Unless the Merger Agreement has been validly terminated in accordance with its terms, (i) the Buyer Entities may elect to (and if so requested by the Company, the Buyer Entities will), extend the Offer for one or more consecutive increments of the duration requested by the Company (or if not so requested by the Company, as determined by the Buyer Entities), but not more than ten (10) business days each (or for such longer period as may be agreed to by the Buyer Entities and the Company); provided, however, that the Buyer Entities may not extend the Offer beyond one minute after 11:59 p.m., Eastern time, on April 15, 2026 (the “Outside Date”) without the prior written consent of the Company, if (a) at the scheduled expiration date of the Offer, any of the Offer Conditions (including the Minimum Tender Condition, as defined below) have not been satisfied or waived, until such time as such conditions are satisfied or waived (in each case, if permitted under the Merger Agreement), or (b) at the scheduled expiration date of the Offer, the Buyer Entities have disputed the closing cash consideration in accordance with the Merger Agreement and the resolution has not been finalized, and (ii) the Buyer Entities will extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC, the SEC staff, or The Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer; provided that the Buyer Entities will not, and will not be required to, extend the Offer beyond the Outside Date and, in the case of the Minimum Tender Condition being the only condition not satisfied under clause (a) above (other than conditions that by their nature are only satisfied as of the Offer Closing Time), the Buyer Entities will not be required to extend the Offer to a date later than the Outside Date.

The obligation of the Buyer Entities to irrevocably accept for payment and pay for any Shares validly tendered (and not properly withdrawn) pursuant to the Offer, subject to the rights and obligations of the Buyer Entities to extend and/or amend the Offer in accordance with the terms and conditions of the Merger Agreement, is subject to the satisfaction or waiver of the Offer conditions set forth below (the “Offer Conditions”):

(i)	there shall have been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not properly withdrawn Shares that represent at least one Share more than 50% of the total number of Shares issued and outstanding at the time of the expiration of the Offer (the “Minimum Condition”);
(ii)	the representations and warranties of the Company (a) set forth in Article IV of the Merger Agreement, other than those set forth in Section 4.01(a) (Due Organization; Subsidiaries), Section 4.03 (Authority; Binding Nature of Agreement), Section 4.04 (No Vote Required), Section 4.05(a)(i) (Non-Contravention), Section 4.06 (Capitalization), Section 4.08(a) (Absence of Changes), Section 4.19 (No Financial Advisors) and Section 4.25 (Opinion of Financial Advisor) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects at and as of the Offer Closing Time as if made at and as of the Offer Closing Time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement) (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”); (b) set forth in Section 4.01(a) (Due Organization; Subsidiaries), Section 4.03 (Authority; Binding Nature of Agreement), Section 4.04 (No Vote Required), Section 4.05(a)(i) (Non-Contravention), Section 4.06 (Capitalization) (other than with respect to Section 4.05(a) and (c)), Section 4.19 (No Financial Advisors) and Section 4.25 (Opinion of Financial Advisor) of the Merger Agreement, and the closing cash schedule thereto shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct in all material respects at and as of the Offer Closing Time as if made at and as of the Offer Closing Time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date); (c) set forth in Sections 4.05(a) and (c) (Capitalization) of the Merger Agreement shall have been true and correct other than in de minimis respects at and as of such time and (d) set forth in Section 4.08(a) (Absence of Changes) of the Merger Agreement shall have been true and correct in all respects as of the Offer Closing Time;
(iii)	the Company shall have performed in all material respects the obligations to be performed by it as of such time under the Merger Agreement, including without limitation the Company’s obligations under Section 6.02 (No Solicitation) of the Merger Agreement;
(iv)	there shall not be any judgement issued, or other legal restraint or prohibition imposed, in each case, by any governmental entity of competent jurisdiction, or applicable law, in each case in effect preventing or prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;
(v)	the Buyer Entities shall have received a certificate executed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in the foregoing clauses “(ii)” and “(iii)” have been duly satisfied; and
(vi)	the Merger Agreement shall not have been terminated in accordance with its terms.

The Merger Agreement may be terminated at any time prior to the Offer Closing Time as follows:

●	by mutual written consent of the Company and the Buyer Entities;
●	by either the Company or the Parent:
o

if (i) the Offer Closing Time has not occurred on or before the Outside Date or (ii) the Offer has expired or been terminated and has not been extended in accordance with its terms and in accordance with the Merger Agreement without Merger Sub having accepted for payment any Shares tendered in the Offer; provided that this right to terminate the Merger Agreement is not available to any party if the failure of the Offer Closing Time to occur on or before the Outside Date (in the case of clause (i)) or the failure of the Merger Sub to accept for payment any Shares tendered in the Offer (in the case of clause (ii)) is primarily due to a material breach of the Merger Agreement by such party; or

o

if a governmental entity of competent jurisdiction issues a final, non-appealable judgment, order, injunction, decree, or other legal restraint, in each case permanently preventing or prohibiting the consummation of the Offer or the Merger; provided, that this right to terminate the Merger Agreement is not available to any party if such order was primarily due to such party’s failure to comply in all material respects with any of its obligations under Section 7.02 (Reasonable Best Efforts; Notification; Regulatory Filings) of the Merger Agreement;

●	by Parent:
o

if the Company has breached or failed to perform any of its representations, warranties or covenants under the Merger Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform (i) would result in the failure of an Offer Condition and (ii) cannot be cured or has not been cured prior to the Outside Date or, if earlier, the 30th day following delivery of written notice to the Company of such breach or failure to perform; provided, that neither Parent nor Merger Sub is then in material breach of the Merger Agreement; or

o

if the board of directors of the Company (the “Company Board”) or any committee thereof shall have (i) failed to include the Company Board Recommendation (as defined in the Merger Agreement) in the Schedule 14D-9 when disseminated, (ii) withdrawn or qualified the Company Board Recommendation in a manner adverse to Parent or Merger Sub, or have publicly proposed, resolved or agreed to do so, (iii) adopted, endorsed, approved or recommended, or publicly proposed to adopt, endorse, approve or recommend, any Company Takeover Proposal (as defined in the Merger Agreement), or (iv) publicly made any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer (the “Adverse Recommendation Change Termination Right”);

●	by the Company:
o

if (i) Parent or Merger Sub breaches any of its representations or warranties contained in the Merger Agreement, which breach had or would reasonably be expected to, individually or in the aggregate with all such other breaches, result in a Parent Material Adverse Effect (as defined in the Merger Agreement), or Parent or Merger Sub breaches or fails to perform any of its covenants contained in the Merger Agreement in any material respect, and (ii) the applicable breach or failure to perform cannot be or has not been cured prior to the Outside Date or, if earlier, by the 30th day following delivery of written notice to the Company of such breach or failure to perform; provided, that the Company is not then in material breach of the Merger Agreement;

o

if the Buyer Entities have (i) failed to extend or commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in the Merger Agreement, (ii) terminated the Offer prior to its expiration date, other than in accordance with the Merger Agreement, or (iii) failed to consummate the Offer within three business days following the expiration of the Offer (as may be extended) and as of the expiration all of the Offer Conditions have been satisfied or waived (other than conditions that by their nature are only satisfied as of the Offer Closing Time); or

o

if (i) the Company Board has authorized the Company to terminate the Merger Agreement to enter into a definitive agreement related to a Superior Company Proposal (as defined below), (ii) the Company Board has complied in all material respects with its obligations under 6.02(b) (No-Solicitation) of the Merger Agreement in respect of such Superior Company Proposal and (iii) the Company has paid, or simultaneously with the termination of the Merger Agreement pays, the Termination Fee (as defined in the Merger Agreement) (a “Superior Company Proposal Termination Right”).

“Superior Company Proposal” means any written bona fide Company Takeover Proposal (as defined below) received after December 15, 2025 and that if consummated would result in a person or group (or the stockholders of any person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more (based on the fair market value thereof, as determined in good faith by the Company Board of the consolidated assets of the Company on terms and conditions which the Company Board determines, in good faith, after consultation with outside counsel and its independent financial advisor, (A) would reasonably be expected to be more favorable from a financial point of view to the Company stockholders than the transactions contemplated by the Merger Agreement, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent pursuant to Section 6.02(b) (No-Solicitation) of the Merger Agreement); and (B) is reasonably likely to be completed.

“Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Company Board of the assets of the Company or (B) 20% or more of the aggregate voting power of the capital stock of the Company, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the transactions contemplated by the Merger Agreement or (iii) any combination of the foregoing.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will immediately become void and there will be no liability or obligation on the part of Parent, the Company, Merger Sub or their respective representatives, stockholders or affiliates; provided that (i) any such termination will not relieve any party thereto from liability for any Willful Breach (as defined in the Merger Agreement) and (ii) (a) certain specified provisions and definitions of the Merger Agreement and (b) the Mutual Nondisclosure Agreement (as defined below) will remain in full force and effect and survive any termination of the Merger Agreement.

Company Termination Fee. The Company will pay to Parent a fee of $840,000 (the “Termination Fee”) if:

●	Parent terminates the Merger Agreement pursuant to the Adverse Recommendation Change Termination Right; or
●	the Company terminates the Merger Agreement pursuant to the Superior Company Proposal Termination Right.

In no event will the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of the Merger Agreement at the same or at different times and the occurrence of different events.

In the event that Parent receives full payment pursuant to the Termination Fee, the receipt of the Termination Fee will constitute liquidated damages. Notwithstanding anything in the Merger Agreement to the contrary, in the event the Merger Agreement is terminated under the circumstances in which the Termination Fee is paid, the payment by the Company of the Termination Fee will be the sole and exclusive remedy of Parent and Merger Sub against the Company and its current, former or future stockholders and representatives, and none of the Company and its current, former or future stockholders or representatives will have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby; provided, however, that payment of the Termination Fee will not relieve any party from liability for a Willful Breach of the Merger Agreement.

Specific Performance. The parties to the Merger Agreement have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement was not performed in accordance with its specific terms or otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties to the Merger Agreement have acknowledged and agreed that in the event of any breach or threatened breach of the Merger Agreement, each party will be entitled (without proof of damages or otherwise or posting or securing any bond), in addition to any other remedy to which they are entitled to under law or equity, to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement. The parties to the Merger Agreement have agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

The foregoing summary of certain provisions of the Offer, the Merger, the Merger Agreement, the CVR Agreement and the other transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement and CVR Agreement, collectively, the “Transactions”) does not purport to be complete and is qualified in its entirety by the more detailed description contained in the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the CVR Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B), (e)(1) and (e)(3) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Stockholders and other interested parties should read the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the CVR Agreement for a more complete description of the provisions summarized above.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Merger Sub is 2200 Powell Street, Suite 310, Emeryville, CA 94608. The telephone number of each is (510) 204-7200.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 also is located on the investors section of the Company’s website at www.generationbio.com, and the Offer to Purchase and other related materials are available directly from Alliance Advisors, LLC, the information agent engaged by the Buyer Entities for the Offer, toll free, at 1-855-206-0806 or by email at GBIO@allianceadvisors.com. The information on the Company’s website or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between (i) the Company or its affiliates, on the one hand, and Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) the Company or its affiliates, on the one hand, and the Company’s executive officers, directors or affiliates, on the other hand. The Company Board was aware of the contacts, agreements, arrangements or understandings described in this Item 3 and considered them along with the other matters described below in “Item 4(a). The Solicitation or Recommendation — Recommendation of the Company Board”, among other things, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement and the Tender and Support Agreements (as defined below), including the Transactions, and in determining to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(a) Arrangements with Parent, Merger Sub and Their Affiliates

Merger Agreement

On December 15, 2025, Parent, Merger Sub and the Company entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in “The Tender Offer—Section 9. Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Merger Sub made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Parent and Merger Sub and may be subject to important qualifications and limitations agreed to by the Company, Parent and Merger Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of facts. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent or Merger Sub or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Mutual Nondisclosure Agreement

On October 17, 2025, the Company and Parent entered into a mutual nondisclosure agreement, (as amended, the “Mutual Nondisclosure Agreement”), pursuant to which, subject to certain limitations, the parties agreed to, and to cause their respective affiliates and their (and their affiliates’) respective officers, directors, employees, agents, and legal, accounting and financial advisors to, for a period continuing until October 16, 2026, keep confidential certain non-public information about the other party and not to use such non-public information, except for the specific purpose of exploring a possible negotiated transaction between the Company (and/or any of its affiliates) and Parent (and/or any of its affiliates).

The foregoing description of the Mutual Nondisclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Mutual Nondisclosure Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

On December 15, 2025, concurrently with the entry into the Merger Agreement, two of the Company’s current directors, Jason Rhodes and Geoff McDonough, and one of the Company’s current stockholders, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas Venture Fund”), on behalf of itself and certain of its affiliates (collectively, the “Atlas Entities,” and collectively with Jason Rhodes and Geoff McDonough, the “Supporting Stockholders”), which Atlas Entities are affiliated with Jason Rhodes, in their respective capacities as stockholders of the Company, each entered into tender and support agreements (collectively, the “Tender and Support Agreements”) with Parent and Merger Sub. The Supporting Stockholders owned approximately 15.38% of the outstanding Shares as of December 18, 2025.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder has agreed to validly and irrevocably tender or cause to be validly and irrevocably tendered all of his or its Shares (collectively, the “Tender Shares”) free and clear of all liens (other than certain limited permitted liens), into the Offer. If a Supporting Stockholder acquires Tender Shares after the date of the Tender and Support Agreement and prior to the Tender Agreement Expiration Date (as defined below), the Supporting Stockholder has agreed to validly and irrevocably tender or cause to be validly and irrevocably tendered such Tender Shares.

The Tender and Support Agreements further provide that from the date of the Tender and Support Agreement until the Tender Agreement Expiration Date (the “Support Period”), each Supporting Stockholder will not (i) voluntarily transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose of any of its Tender Shares, or enter into any contract, option or other agreement, arrangement or understanding with respect to any transfer, other than in connection with certain limited exceptions, and (ii) tender or permit to be tendered any of its Tender Shares in response to, or otherwise in connection with, any tender or exchange offer other than the Offer. The Tender and Support Agreements also provide that during the Support Period, each Supporting Stockholder will (i) not deposit or otherwise transfer any of its Tender Shares into a voting trust or any voting agreement or arrangement, (ii) not enter into any contract, option or other agreement, arrangement or understanding with respect to any transfer of any of its Tender Shares, (iii) not grant any proxy, power of attorney, consent right or other authorization with respect to any of the Tender Shares held by such Supporting Stockholder with respect to any matter that is, or is reasonably likely to be exercised in a manner, inconsistent with the transactions contemplated by the Merger Agreement, and (iv) ensure that no action is taken or permitted that would in any material way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Tender and Support Agreement, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Supporting Stockholder’s ability to timely perform its obligations under the applicable Tender and Support Agreement.

Under the terms of the Tender and Support Agreements, each Supporting Stockholder (i) waived and agreed not to exercise any rights of appraisal or any dissenters’ rights relating to the Merger that such Supporting Stockholder may have by virtue of, or with respect to, any Shares owned by such Supporting Stockholder, including any appraisal rights or dissenters’ rights pursuant to Section 262 of the DGCL or otherwise and (ii) agreed not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or other proceeding, against Parent, Merger Sub, the Company or any of their respective directors, officers or successors relating to the negotiation, execution or delivery of the Tender and Support Agreements or the Merger Agreement or the making or consummation of the Offer or consummation of the Merger, including any proceeding (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Merger Agreement or the Tender and Support Agreement or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions contemplated thereby. Under the terms of the Tender and Support Agreements, each Supporting Stockholder also agreed not to commence or knowingly participate in any proceeding against Parent, Merger Sub, the Company or any of their respective successors or their affiliates and each of their successors and assigns and their respective directors and officers (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of the Tender and Support Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Offer Closing Time or the Merger Closing) or (ii) alleging a breach of any duty of the Company Board in connection with the Merger Agreement, the Tender and Support Agreement or the transactions contemplated thereby.

The Tender and Support Agreements provide that the covenants and agreements contained therein do not prevent a Supporting Stockholder (i) from exercising his or its duties and obligations as a director of the Company or otherwise taking any action while acting in such capacity as a director of the Company, (ii) if Supporting Stockholder or any of its representatives is an officer of the Company, from exercising his or its duties and obligations as an officer of the Company or otherwise taking any action permitted by the Merger Agreement, or (iii) if Supporting Stockholder is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his or its duties and obligations as a trustee or fiduciary of such ERISA plan or trust.

The Tender and Support Agreements and all rights and obligations of the parties thereunder will terminate and have no further force or effect on the earliest of (i) the date and time upon which the Merger Agreement is validly terminated in accordance with the Merger Agreement, (ii) the date and time upon which the Merger becomes effective, (iii) the amendment of the Merger Agreement, without the prior written consent of the Supporting Stockholder, in a manner that negatively or adversely affects the Offer or that decreases the amount, or changes the form, of consideration payable to any stockholder of the Company pursuant to the terms of the Merger Agreement, (iv) the mutual written agreement of the parties to terminate the Tender and Support Agreement, (v) any material breach of the Tender and Support Agreement or the Merger Agreement by Parent or Merger Sub, or (vi) the approval, recommendation, encouragement or support by the Company Board of an alternative transaction in compliance with Section 6.02 (No-Solicitation) of the Merger Agreement (the “Tender Agreement Expiration Date”).

The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at or prior to the Offer Closing Time, the Buyer Entities and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs. The Rights Agent will maintain an up-to-date register of the CVR Holders.

Each CVR represents a non-tradeable contractual contingent right to receive the following CVR Payments, subject to reduction for any applicable tax withholding, in the circumstances set forth below.

●	If the Company’s Final Net Cash exceeds the Signing Net Cash, CVR Holders will receive their pro rata share of such excess (without interest) (the “Net Cash Excess”); provided, that if the Company’s Final Net Cash is less than the Signing Net Cash, the proceeds otherwise payable under other CVR Payments will be reduced by the amount of such shortfall (the “Net Cash Shortfall”). The Net Cash Excess payment, if any, is payable no later than 30 days following the final determination of Final Net Cash.
●	If, following the Merger Closing, the Company recovers or realizes amounts related to the satisfaction, settlement (which, for the avoidance of doubt, may include a sublease of the Binney Lease) or termination of the Binney Lease, CVR Holders will receive their pro rata share of the aggregate amount of (i) any cash payments realized or received after the Merger Closing in respect of the return of the security deposit by the Binney Landlord (equal to $2,051,444), less any amount used, applied, or retained by the Binney Landlord pursuant to the Binney Lease; plus (ii) any interest accrued on the principal amount of the Binney Lease Arrangement Amount; provided that Parent may retain from such interest an amount not to exceed $500,000 (the “Binney Lease Holdback”) to fund reasonable and documented out-of-pocket costs and expenses incurred by Parent in connection with the Binney Lease; plus (iii) if the amount by which the Binney Lease Arrangement Amount exceeds the aggregate amount paid to the Binney Landlord in full and final satisfaction, settlement, and discharge of all obligations under or in connection with the Binney Lease (the “Binney Settlement Amount”) is: (a) greater than $10 million, then 100% of the first $10 million and 90% of any remaining excess or (b) less than $10 million, then 90% of the amount by which the Binney Lease Arrangement Amount exceeds the Binney Settlement Amount, in each case, net of (X) any amounts used or retained by the Binney Landlord and (Y) reasonable, documented out-of-pocket costs and expenses (excluding any taxes) incurred by Parent in connection with the termination, settlement or resolution of the Binney Lease, to the extent not otherwise reimbursed from the Binney Lease Holdback (such amount, the “Binney Lease Receivable Amount”). For the avoidance of doubt, 100% of any Binney Lease Receivable Amount realized or received prior to the Merger Closing will be added to Final Net Cash. The Binney Lease Receivable Amount, if any, will be paid to CVR Holders no later than 30 days following the later of (i) the final determination of Final Net Cash and (ii) the satisfaction, settlement or termination of the Binney Lease.
●	If Parent sells, licenses, or otherwise monetizes the Legacy Assets within five (5) years following the Merger Closing (the “Legacy Assets Transaction Period”), CVR Holders will receive payments for their pro rata share of the net proceeds (without interest) during the 10-year CVR period, including (i) 70% of net proceeds for transactions with proceeds payable in years 1-2 following the Merger Closing, 60% of net proceeds for transactions with proceeds payable in years 3-4 following the Merger Closing, 50% of net proceeds for transactions with proceeds payable in years 5-6 following the Merger Closing, and 30% of net proceeds for transactions with proceeds payable in years 7-10 following the Merger Closing and (ii) if there remain any unused funds (the “Remaining Funds”) in the maintenance fund established under the CVR Agreement for Parent in the amount of $360,000 (the “Legacy Assets Maintenance Fund”) to be utilized in connection with satisfying certain of the Company’s obligations related to the prosecution, maintenance or enforcement of the Legacy Assets following the end of the Legacy Assets Transaction Period, then 100% of such Remaining Funds (clauses (i) and (ii), collectively, the “Legacy Assets Transaction Proceeds”), if any. The Legacy Assets Transaction Proceeds are payable no later than 30 days following the later of the (i) final determination of Final Net Cash and (ii) receipt of the corresponding portion of Gross Proceeds by Parent or any of its affiliates, pursuant to which Legacy Assets Transaction Proceeds are payable to CVR Holders; provided, that any Remaining Funds are payable following the end of the 10-year CVR Period.

●	If Parent receives proceeds under the Moderna Collaboration during the 10-year CVR period, CVR Holders will receive a declining percentage of those proceeds (without interest), beginning at 90% of such proceeds in years 1-3 following the Merger Closing, 80% of such proceeds in years 4-5 following the Merger Closing, 70% of such proceeds in years 6-7 following the Merger Closing, and 50% of such proceeds in years 8-10 following the Merger Closing (the “Moderna Collaboration Proceeds”). The Moderna Collaboration Proceeds are payable no later than 30 days following the later of the (i) final determination of the Final Net Cash and (ii) receipt of the corresponding portion of Gross Proceeds by Parent or any of its Affiliates, pursuant to which Moderna Collaboration Proceeds are payable to holders.

The amount equal to (i) the Legacy Assets Transaction Proceeds, if any, plus (ii) the Binney Lease Receivable Amount, if any, plus (iii) the Moderna Collaboration Proceeds, if any, plus (iv) (a) the Net Cash Excess, if any, and minus (b) the Net Cash Shortfall, if any, as calculated pursuant to the terms of the CVR Agreement, is referred to as the “CVR Proceeds.”

Definitions:

●	“Binney Lease Arrangement Amount” means up to $30,000,000, which is an amount allocated to future lease payment obligations under the Binney Lease as of the Merger Closing.
●	“Binney Settlement Amount” means the aggregate amount paid to the Binney Landlord by the Company, whether in one or more installments, in full and final satisfaction, settlement (which may include a sublease of the Binney Lease), and discharge of all accrued and unaccrued lease payment obligations of the Company and any other obligations arising under or in connection with the Binney Lease.
●	“Final Net Cash” means the amount of Closing Net Cash, recalculated by Parent pursuant to the procedures set forth in the CVR Agreement not later than the date that is one hundred twenty (120) days following the Merger Closing.
●	“Gross Proceeds” means, without duplication, the sum of all cash consideration and the value of any and all consideration of any kind that is payable to Parent or any of its affiliates, including the Company (after the Merger Closing) (i) during the Moderna Collaboration Period in respect of the Moderna Collaboration or (ii) during the Legacy Assets CVR Period in respect of a Legacy Assets Transaction. The value of any securities (whether debt or equity) or other non-cash property constituting Gross Proceeds will be determined as follows: (a) the value of securities for which there is an established public market is equal to the volume weighted average of their closing market prices for the five (5) trading days ending the day prior to the date of payment to, or receipt by, Parent or its relevant affiliate, and (b) the value of securities that have no established public market and the value of consideration that consists of other non-cash property, is the fair market value thereof as of the date of payment to, or receipt by, Parent or its relevant affiliate; provided, that Parent may elect, upon prompt notice to the representative of the CVR Holders after receipt of consideration, to have any securities or other non-cash property specified in clause (b) be deemed as Gross Proceeds only upon the earlier of (1) the receipt by Parent or any of its affiliates of cash in respect of the sale or other liquidation of such securities or other non-cash property, or (2) the second (2nd) anniversary of receipt of such securities or other non-cash property; provided further, that if such securities or other non-cash property are received prior to the CVR Expiration Date, they will in all events be deemed Gross Proceeds no later than the CVR Expiration Date.
●	“Legacy Assets” means (i) the Company Intellectual Property Rights (as defined in the Merger Agreement) existing as of the Merger Closing, excluding certain identified intellectual property rights that the Company has determined to abandon, (ii) any continuations, continuations-in-part, provisionals, continued prosecution applications, substitutions, extensions and term restorations, registrations, confirmations, reexaminations, renewals or reissues of any of the patents included in such Company Intellectual Property Rights, (iii) any patents that issue on any of the foregoing, and (iv) any corresponding foreign patents to the foregoing.

●	“Legacy Assets CVR Period” means the period beginning on the Merger Closing and ending on the CVR Expiration Date.
●	“Legacy Assets Transaction” means a product-level financing arrangement for, or the sale, transfer, license or other disposition by Parent or any of its affiliates, including the Company (after the Merger), of all or any part of any Legacy Assets.
●	“Moderna Collaboration Period” means the period beginning on the Merger Closing and ending on the CVR Expiration Date.

The CVR Agreement contains a number of covenants by the Buyer Entities, including with respect to the Binney Lease, the Legacy Assets Transactions and the Moderna Collaboration. With respect to the Binney Lease, Parent has agreed to cause the Company to timely and fully perform, observe, and discharge all obligations under the Binney Lease in accordance with its terms, and not to take any action or omit to take any action that would, or would reasonably be expected to, result in a breach, default, termination, or other contravention of the Binney Lease or the obligations of Parent and its affiliates (including the Company) with respect to the Binney Lease, or otherwise impair any rights of the Company under the Binney Lease. Parent has also agreed to cooperate in good faith to finalize the settlement of the Binney Lease as promptly as practicable following the Effective Time and take all actions reasonably necessary or advisable to maximize the Binney Lease Receivable Amount until the Binney Lease Arrangement is settled in accordance with the terms of the CVR Agreement. With respect to the Legacy Assets, during the Legacy Assets Transaction Period, Parent has agreed to use commercially reasonable efforts to enter into one or more Legacy Assets Transaction Agreements as promptly as practicable following the Effective Time, and to use commercially reasonable efforts to (i) expend a portion of the Legacy Assets Maintenance Fund, which is to be provided by the Company at the Offer Closing Time, to maintain the Legacy Assets and pursue one or more Legacy Assets Transactions and (ii) comply with all prosecution, maintenance and other obligations relating to the Company Intellectual Property Rights within the Legacy Assets, as required by any license or related term set forth in any definitive agreement, contract or other definitive arrangement entered into by Parent or any of its affiliates including the Company (after the Merger), and any person who is not an affiliate of Parent providing for a Legacy Assets Transaction (a “Legacy Assets Transaction Agreement”). In addition, Parent has agreed that before the expiration of the Legacy Assets Transaction Period, it will not terminate or abandon the required maintenance of the Legacy Assets, including by failing to use commercially reasonable efforts to preserve and maintain the Legacy Assets except, following expiration of the Legacy Assets Transaction Period, to the extent that Parent determines in good faith that such Legacy Assets are no longer commercially viable. Additionally, Parent has agreed that until the CVR Agreement is terminated it will, and will cause its affiliates (including the Company) to (i) comply in all material respects with their respective covenants and obligations under each Legacy Assets Transaction Agreement and the Moderna Collaboration, and (ii) consider the interests of the CVR Holders under the CVR Agreement in good faith, and not take any action, or fail to take any action, the primary purpose of which is to circumvent the purpose of the CVR Agreement and the intent of the parties, including by reducing the amount of Legacy Assets Transaction Proceeds or the Moderna Collaboration Proceeds.

If a Legacy Assets Transaction Agreement is entered prior to the CVR Expiration Date, then the Buyer Entities will promptly deliver to the Rights Agent written notice indicating that a Legacy Assets Transaction Agreement has been entered into and a copy of the Legacy Assets Transaction Agreement and any ancillary agreements thereto. On or prior to the date of each CVR Payment, and subject to the terms of the CVR Agreement, the Buyer Entities will deliver to the Rights Agent written notice indicating that the CVR Holders are entitled to receive one or more payments with respect to CVR Proceeds; the source and trigger event for such payment of CVR Proceeds; and if applicable, a detailed calculation of Gross Proceeds, Net Proceeds and any Permitted Deductions (as defined in the CVR Agreement) used to calculate Legacy Assets Transaction Proceeds or Moderna Collaboration Proceeds with reasonable supporting detail for such Permitted Deductions or, with respect to any Binney Lease Settlement, a detailed calculation of the Binney Lease Receivable Amount, with reasonable supporting documentation with respect to any component thereof (each such notice, a “CVR Payment Notice”). In addition to the CVR Payment Notice, the Buyer Entities will also deliver a letter of instruction setting forth, for each CVR, each CVR Holder’s payment amount, which is equal to the product of (i) the CVR Proceeds and (ii) (a) the total number of CVRs entitled to receive such CVR Proceeds held by such CVR Holder divided by (b) the total number of CVRs entitled to receive such CVR Proceeds held by all CVR Holders as of the close of business on the date prior to the date of payment (the “CVR Payment Amount”), as well as any other letter of instruction reasonably required by the Rights Agent.

Once aggregate CVR Proceeds reach $500,000, on or prior to the date of any CVR Payment, the Buyer Entities will deposit the CVR Payment Amount with the bank or financial institution designated by the Rights Agent. The Rights Agent will promptly, and in any event within ten (10) business days after receipt of the CVR Payment Notice and letter of instruction, send each CVR Holder a copy of the CVR Payment Notice and, following the applicable date of the CVR Payment, promptly, and in any event within sixty (60) days following such CVR Payment Notice, pay the CVR Payment Amount to each of the CVR Holders, either by check mailed to the CVR Holder’s address, or by wire transfer if the CVR Holder is to receive an aggregate CVR Payment Amount of more than $100,000 and has provided written wiring instructions to the Rights Agent. In addition to deductions permitted by the CVR Agreement, the Buyer Entities will instruct the Rights Agent or its applicable affiliate to deduct and withhold, or cause to be deducted or withheld, such amounts as may be required under applicable tax laws from each CVR Payment Amount. Prior to making any such deductions or withholdings, the Rights Agent will provide the opportunity for CVR Holders to provide properly completed and duly executed Internal Revenue Service Forms W-9 or W-8, as applicable, or any other reasonably appropriate forms or information in order to eliminate or reduce withholding. The Rights Agent, the Buyer Entities and/or the affiliates of the Buyer Entities, as applicable, will promptly and timely remit any tax amounts withheld to the appropriate governmental body and will promptly deliver evidence of the withholding to the person to whom such amounts would otherwise have been paid.

There can be no assurance that CVR Holders will receive any payments under the CVR Agreement or in connection with the CVRs. It is possible that no Legacy Assets Transaction will occur during the Legacy Assets Transaction Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. Following the CVR Expiration Date, if any funds remain in the Legacy Assets Maintenance Fund, then 100% of such remaining funds will be distributed to the Rights Agent for further distribution to the CVR Holders as though such amount constituted CVR Proceeds.

The rights to payment under the CVRs are solely contractual rights governed by the CVR Agreement. The CVRs will not be represented by certificates, will not have voting or dividend rights, and do not represent any equity or ownership interest in Parent, Merger Sub or the Company. The CVRs are not transferable except in limited circumstances and will not be registered or listed for trading. Except for any interest accrued on the Binney Lease Agreement Amount in excess of the Binney Lease Holdback and otherwise payable to the CVR Holders as part of the Binney Lease Receivable Amount, no interest will accrue or be paid on any amounts that may become payable under the CVRs. CVR Holders will have no greater rights against the Buyer Entities with respect to any CVR Payments than those accorded to general unsecured creditors.

The CVRs will not be transferable except (i) upon death of a CVR Holder by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries of the CVR Holder upon the death of the CVR Holder, (iii) pursuant to a court order, (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC, or (vi) by abandonment of the CVR to the Buyer Entities without consideration.

The Rights Agent will keep a register for the purpose of (i) identifying the CVR Holders and (ii) registering CVRs and permitted transfers thereof. The register will initially show one position for Cede & Co. representing all of the CVRs issued to the holders of Shares held by The Depositary Trust Company (“DTC”) on behalf of the street holders of the Shares as of immediately prior to the Effective Time. The Rights Agent will have no responsibility to street name holders or DTC participants with respect to transfers of CVRs or the distribution of payments, and will satisfy any payment obligations to such holders by making a single payment to DTC.

Under the CVR Agreement and subject to the terms of the CVR Agreement, CVR Holders of at least 30% of the outstanding CVRs (the “Acting Holders”) have the right to oversee and enforce the terms of the CVR Agreement and other rights, including the right to initiate audit procedures to review Parent’s calculation of any CVR Payment Amount, including the calculation of Gross Proceeds, Net Proceeds, Permitted Deductions, and any IP Maintenance Reserve (each as defined in the CVR Agreement), as well as the calculation of the Binney Lease Receivable Amount. The Acting Holders may also direct the Rights Agent’s conduct of certain legal proceedings to enforce the CVR Agreement, including to obtain payment for any CVR Payment Amounts then due and payable and may direct the time, method, and place of conducting any such legal proceedings or exercising any power conferred on the Rights Agent by the CVR Agreement. No individual CVR Holder or group of CVR Holders (other than the Acting Holders) is entitled to exercise such enforcement rights, except that the right of any CVR Holder to receive payment of amounts that a CVR Payment Notice indicates are payable with respect to such CVR Holder’s CVRs on or after the applicable due date cannot be impaired or affected without the consent of such CVR Holder, and individual CVR Holders retain the right to assert claims in an insolvency proceeding of Parent with respect to such payments. Upon reasonable advance written notice from the Acting Holders’ representative and execution of a customary confidentiality agreement, Parent must permit a representative duly appointed by the Acting Holders and an independent accounting firm of national reputation to audit such calculations. If the accountant concludes that any CVR Payment Amount should have been paid but was not paid when due, Parent must promptly pay the unpaid amount plus interest at the prime rate as published in The Wall Street Journal.

The CVR Agreement may be amended without the consent of the CVR Holders by the Buyer Entities and the Rights Agent, at any time and from time to time, for any of the following purposes: (i) to evidence the succession of another person to Parent and the assumption by any such successor of Parent’s covenants under the CVR Agreement, (ii) to evidence the succession of another person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent under the CVR Agreement, (iii) to add to the covenants of the Buyer Entities such further covenants, restrictions, conditions or provisions as the Buyer Entities and the Rights Agent consider in good faith to be for the protection of the CVR Holders, provided that, in each case, such provisions do not adversely affect the interests of the CVR Holders, (iv) to cure any ambiguity, to correct or supplement any provision of the CVR Agreement or the Merger Agreement that may be defective or inconsistent with any other provision of the CVR Agreement or in the Merger Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement; provided that, in each case, such provisions do not adversely affect the interests of the CVR Holders, (v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws, provided that, such provisions do not adversely affect the interests of the CVR Holders, (vi) as may otherwise be necessary for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR Holders, or (vii) as may be necessary to ensure that the Surviving Corporation complies with applicable law. Subject to the foregoing paragraph, with the written consent of the Acting Holders, Parent and the Rights Agent may enter into one or more amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, even if such addition, elimination or change is materially adverse to the interest of the CVR Holders. Any other amendments, including those that are materially adverse to the interests of the

CVR Holders, require the written consent of the Acting Holders. Promptly after the execution of any amendment, the Buyer Entities must promptly mail (or cause the Rights Agent to mail) a notice thereof to the CVR Holders.

No individual CVR Holder or group of holders (other than the Acting Holders) is entitled to exercise such enforcement rights, except that the right of any CVR Holder to receive payment of amounts that a CVR Payment Notice indicates are payable with respect to such holder’s CVRs on or after the applicable due date cannot be impaired or affected without the consent of such holder, and individual holders retain the right to assert claims in an insolvency proceeding of Parent with respect to such payments.

The CVR Agreement will terminate upon the earliest to occur of (i) the mailing by the Rights Agent to the address of each CVR Holder as reflected in the CVR Register of all CVR Payment Amounts (if any) required to be paid under the terms of the CVR Agreement, (ii) the delivery of a written notice of termination duly executed by the Buyer Entities and the Acting Holders, or (iii) subject to the audit rights described above, the 10th anniversary of the Merger Closing.

The foregoing description of the Form of Contingent Value Rights Agreement, CVRs and CVR Payments does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Contingent Value Rights Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Arrangements with Current Executive Officers, Directors and Affiliates of the Company

In considering the recommendation of the Company Board set forth under the caption entitled “Item 4(a). The Solicitation or Recommendation — Recommendation of the Company Board,” the Company’s stockholders should be aware that certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement, the CVR Agreement and the Tender and Support Agreements, including the Transactions, and in determining to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Company’s current executive officers and directors are as follows:

Name	Position
Yalonda Howze, JD	Interim Chief Executive Officer & President
Kevin Conway	Chief Financial Officer
Geoff McDonough, MD	Chair of Board of Directors
Dannielle Appelhans	Director
Gustav Christensen	Director
Ron Cooper	Director
Jeff Jonas, MD	Director
Donald Nicholson, PhD	Director
Anthony Quinn, Mb ChB, PhD	Director
Jason Rhodes	Director
Charles Rowland	Director
Catherine Stehman-Breen, MD	Director

Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards

Certain directors and executive officers of the Company hold (i) outstanding Shares, (ii) options to purchase shares of Common Stock (each, a “Company Option”) and (iii) restricted stock units with respect to shares of Common Stock (each, a “Company RSU”).

Treatment of Shares

The Company’s directors and executive officers who tender Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender their Shares in the Offer. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer of the Company that were not tendered into the Offer will be converted into the right to receive the Merger Consideration on the same terms and conditions as the other Company stockholders who do not tender their Shares in the Offer.

The approximate Cash Amount and estimated maximum contingent consideration under the CVRs (assuming all of the CVR Payments are earned) that each director, executive officer and affiliated stockholder of the Company would receive in exchange for all of his, her or its Shares in the Offer if all such Shares were tendered is set forth in the table below. The amounts set forth in the table below are based on the total number of Shares held by the Company’s directors, executive officers and affiliated stockholders as of December 18, 2025 and are calculated before any taxes that may be due on such amounts are paid. The amounts set forth in the table below exclude shares of Common Stock subject to outstanding Company Options and Company RSUs, which are described under the sections entitled “—Treatment of Company Options” and “—Treatment of Company RSUs” below, respectively.

			Contingent Consideration
	Number of	Cash Amount	under CVRs Payable for
Name	Shares	for Shares	Shares
	(#)	($)	($)(1)
Executive Officers
Yalonda Howze, JD	2,345	10,063	58,649
Kevin Conway	1,867	8,012	46,694
Non-Employee Directors
Geoff McDonough, MD	187,348	803,966	4,685,573
Dannielle Appelhans	8,626	37,017	215,736
Gustav Christensen	13,142	56,396	328,681
Ron Cooper	950	4,076	23,760
Jeff Jonas, MD	—	—	—
Donald Nicholson, PhD	21,357	91,649	534,139
Anthony Quinn, Mb ChB, PhD	102,765	440,995	2,570,153
Jason Rhodes (2)	827,948	3,552,973	20,706,979
Charles Rowland	53,475	229,477	1,337,410
Catherine Stehman-Breen, MD	4,752	20,392	118,848
Affiliated Stockholders
Entities affiliated with Atlas Venture Life Science Advisors (3)	827,948	3,552,973	20,706,979

(1)	Assumes that the amount payable in respect of CVRs is $25.01 per Share, which is the estimated maximum contingent consideration. As discussed herein, the CVR Payments are subject to the terms and conditions set forth in the CVR Agreement and there can be no assurance that any CVR Payments will be received.
(2)	Consists of the Common Stock held by Atlas Venture Life Science Advisors, LLC described in footnote 3. Jason Rhodes is an affiliate of the Atlas Entities.
(3)	Consists of 827,948 shares of Common Stock held by Atlas Venture Life Science Advisors, LLC, of which it has sole voting power and sole dispositive power. The principal address for Atlas Venture Life Science Advisors, LLC is 300 Technology Square, 8th Floor, Cambridge, MA 02139. The foregoing information is based solely on a Schedule 13G/A filed by Atlas Venture Life Science Advisors, LLC with the SEC on February 9, 2024, updated to reflect the one-for-10 reverse stock split effected by the Company on July 21, 2025.

Treatment of Company Options

The Merger Agreement provides that each Company Option will receive the following treatment:

●	Effective as of the Effective Time, each Company Option that is outstanding and has a per share exercise price that is equal to or less than the Cash Amount (each such Company Option, an “In-the-Money Option”), shall become vested in full and shall be cancelled and converted into the right to receive an amount in cash without interest, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the exercise price per share of Common Stock underlying such In-the-Money Option at the Effective Time by (y) the number of shares of Common Stock underlying such In-the-Money Option at the Effective Time.
●	Effective as of the Effective Time, each Company Option that is not an In-the-Money Option that is then outstanding shall be automatically cancelled for no consideration and the holder thereof shall have no further rights with respect thereto.

The table set forth below provides information regarding (i) the In-the-Money Options held by the Company’s executive officers and directors as of December 18, 2025 and (ii) the estimated Cash Amount that would be payable (on a pre-tax basis) in respect of the In-the-Money Options minus the applicable exercise price of such In-the-Money Options.

		Cash Amount for In-
		the-Money Options
	Number of In-the-	Minus Applicable
Name of Executive Officer or Director	Money Options	Exercise Price
	(#)	($)
Executive Officers
Yalonda Howze, JD	—	—
Kevin Conway	—	—
Non-Employee Directors
Geoff McDonough, MD	—	—
Dannielle Appelhans	3,000	12,874
Gustav Christensen	3,000	12,874
Ron Cooper	3,000	12,874
Jeff Jonas, MD	3,000	12,874
Donald Nicholson, PhD	3,000	12,874
Anthony Quinn, Mb ChB, PhD	3,000	12,874
Jason Rhodes	3,000	12,874
Charles Rowland	3,000	12,874
Catherine Stehman-Breen, MD	3,000	12,874

Treatment of Company RSUs

The Merger Agreement provides that, unless otherwise determined by the Company Board, no later than five (5) business days prior to the Effective Time, each Company RSU, which represents the right to receive one share of Common Stock, that is then outstanding and unvested will become vested in full and will be settled by issuing to the holder of such Company RSU the number of shares of Common Stock underlying such Company RSU immediately prior to such settlement (subject to applicable withholdings for taxes, with may be satisfied by net share settlement (the “Settled RSU Company Common Stock”). The Settled RSU Company Common Stock will be treated at the Effective Time in the same manner as all other Common Stock.

The table set forth below provides information regarding (i) the unvested Company RSUs held by the Company’s executive officers and directors as of December 18, 2025, which will be settled by issuance of one share of Settled RSU Company Common Stock with respect to each Company RSU (assuming no net settlement for tax withholding), (ii) the estimated Cash Amount that would be payable (on a pre-tax basis) in respect of each share of Settled RSU Company Common Stock at the Effective Time (assuming no net settlement for tax withholding) and (iii) the estimated maximum contingent consideration under the CVRs received in respect of such Settled RSU Company Common Stock at the Effective Time assuming all of the CVR Payments are achieved that would be payable (on a pre-tax basis) in respect thereof (assuming no net settlement for tax withholding). All previously vested Company RSUs have been settled for Shares of Common Stock and the treatment of such Shares is set forth above under “— Treatment of Shares”.

Contingent Consideration
	Number of	Cash Amount for	under CVRs Payable for
	Unvested Company	Unvested Company	Unvested Company
Name	RSUs	RSUs	RSUs
	(#)	($)	($)(1)
Executive Officers
Yalonda Howze, JD	2,008	8,617	50,220
Kevin Conway	294	1,265	7,353
Non-Employee Directors
Geoff McDonough, MD	1,977	8,484	49,445
Dannielle Appelhans	—	—	—
Gustav Christensen	—	—	—
Ron Cooper	—	—	—
Jeff Jonas, MD	—	—	—
Donald Nicholson, PhD	—	—	—
Anthony Quinn, Mb ChB, PhD	—	—	—
Jason Rhodes	—	—	—
Charles Rowland	—	—	—
Catherine Stehman-Breen, MD	—	—	—

(1)	Assumes that the amount payable in respect of CVRs is $25.01 per Share, which is the estimated maximum contingent consideration. As discussed herein, the CVR Payments are subject to the terms and conditions set forth in the CVR Agreement and there can be no assurance that any CVR Payments will be received.

Treatment of the Company’s 2020 Employee Stock Purchase Plan

The Company has taken actions with respect to the Company’s 2020 Employee Stock Purchase Plan (the “Company ESPP”) that are necessary to provide that (i) no new offering period will commence under the Company ESPP after the date of the Merger Agreement and (ii) the Company ESPP will terminate immediately prior to the Merger Closing.

Existing Employment and Severance Arrangements

Yalonda Howze, the Company’s Interim Chief Executive Officer & President, is party to certain offer, promotion and retention letter agreements with the Company that provide for a base salary of $575,000 on an annualized basis and a target bonus of 50% of annual base salary and for participation in the Company’s stock incentive program and benefits programs. Further, Ms. Howze is eligible for a retention bonus equal to 100% of her monthly base salary for each month of employment following August 15, 2025 until March 31, 2026 plus a prorated bonus for 2026 assuming 100% achievement of target. Ms. Howze’s employment with the Company is at will.

Ms. Howze is also party to a separation agreement with the Company, under which Ms. Howze and the Company agreed that Ms. Howze’s employment with the Company will terminate on March 31, 2026 (the “Extended Separation Date”), with the Company continuing to pay Ms. Howze’s salary and continuing to provide employment benefits through the Extended Separation Date, subject to her continued employment, and, if Ms. Howze remains employed with the Company through the Extended Separation Date and executes a supplemental release of claims, the Company agreed to provide Ms. Howze with separation benefits consisting of (i) cash severance of $592,250, which is an amount equivalent to 12 months of her base salary at the time of entering into the separation agreement, less lawful deductions, payable in a lump sum, provided that in the event of a Change of Control (as defined in the separation agreement) on or before the Extended Separation Date, the Company agreed to instead pay cash severance of $888,375, which is an amount equivalent to 18 months of her base salary at the time of entering into the separation agreement, less lawful deductions, payable in a lump sum, (ii) payment in lieu of bonus of $253,613.39, which is an amount representing a prorated bonus amount for the 2025 fiscal year, provided that in the event of a Change of Control (as defined in the separation agreement) on or before the Extended Separation Date, the Company agreed to instead make a payment in lieu of bonus of $444,188, (iii) healthcare coverage for up to 12 months (or 18 months in the event of a Change of Control (as defined in the separation agreement) on or before the Extended Separation Date) to the extent she is eligible for and elects such coverage, (iv) in the event of a Change of Control (as defined in the separation agreement) on or before the Extended Separation Date acceleration of vesting as to 100% of her outstanding unvested equity awards, (v) a $500 stipend payable in lump sum, less lawful deductions, to assist with the cost of any outplacement services and (vi) continued access to the Company’s continued employee assistance program for the same number of months as represented by the severance to be paid by the Company, subject to any earlier termination of the continued employee assistance program by the Company. The separation agreement included a general release of claims by Ms. Howze.

Kevin Conway, the Company’s Chief Financial Officer, is party to certain offer and promotion letter agreements with the Company that provided for specified base salaries and target bonus opportunities for annual incentive bonuses as well as participation in the Company’s stock incentive program and benefits programs. The offer letter provides that Mr. Conway’s employment with the Company is at will.

Mr. Conway is also party to a separation agreement with the Company, under which Mr. Conway and the Company agreed that Mr. Conway’s employment with the Company will terminate on the Extended Separation Date, with the Company continuing to pay Mr. Conway’s salary and continuing to provide employment benefits through the Extended Separation Date, subject to his continued employment, and, if Mr. Conway remains employed with the Company through the Extended Separation Date and executes a supplemental release of claims, the Company agreed to provide Mr. Conway with separation benefits consisting of (i) cash severance of $324,450, which is an amount equivalent to 9 months of his base salary at the time of entering into the separation agreement, less lawful deductions, payable in a lump sum, provided that in the event of a Change of Control (as defined in the separation agreement) on or before the Extended Separation Date, the Company agreed to instead pay cash severance of $648,900, which is an amount equivalent to 18 months of his base salary at the time of entering into the separation agreement, less lawful deductions, payable in a lump sum, (ii) payment in lieu of bonus of $167,902.64, which is an amount representing a prorated bonus amount for the 2025 fiscal year, provided that in the event of a Change of Control (as defined in the separation agreement) on or before the Extended Separation Date, the Company agreed to instead make a payment in lieu of bonus of $259,560, (iii) healthcare coverage for up to 9 months (or 18 months in the event of a Change of Control (as defined in the separation agreement) on or before the Extended Separation Date) to the extent he is eligible for and elects such coverage, (iv) in the event of a Change of Control (as defined in the separation agreement) on or before the Extended Separation Date acceleration of vesting as to 100% of his outstanding unvested equity awards, (v) a $500 stipend payable in lump sum, less lawful deductions, to assist with the cost of any outplacement services, (vi) continued access to the Company’s continued employee assistance program for the same number of months as represented by the severance to be paid by the Company and (vii) a retention bonus of $313,325, less lawful deductions, subject to Mr. Conway’s continued employment through the Extended Separation Date. The separation agreement included a general release of claims by Mr. Conway.

The foregoing descriptions of the letter agreements and separation agreements do not purport to be complete and are qualified in their entirety by reference to the letter agreements and separation agreements attached hereto as Exhibits (e)(16), (e)(17), (e)(18), (e)(19), (e)(20), and (e)(21), which are incorporated herein by reference.

Compensation Arrangements Entered into in Connection with the Transactions

Executive Officer and Director Arrangements Following the Merger

As of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, nor is it expected that they will do so.

Continuing Employee Benefits

The Company agreed to take all actions necessary or appropriate to terminate the Generation Bio, Inc. 401(k) Profit Sharing Plan Trust (the “401(k) Plan”) effective as of no later than the day immediately preceding the closing date of the Merger. The Company terminated the 401(k) Plan effective December 31, 2025.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions that is payable or may become payable to each of the Company’s named executive officers, which include certain former executive officers of the Company. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transactions may differ materially from the amounts set forth in the table below. For a detailed description of the treatment of outstanding equity-based incentive awards under the Merger Agreement, please refer to “— Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards” and for additional details regarding the terms of the payments described below, please refer to “— Existing Employment and Severance Arrangements.”

The table below assumes that the Effective Time occurred on December 18, 2025. The amounts shown in the table below reflect only the incremental additional amounts that the named executive officers would receive in connection with the Transactions that are above the value of payments or benefits (such as separation or retention payments) to which the named executive officers would otherwise receive absent the Transactions. The calculations in this table below do not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of the Company’s salaried employees. Further, the amounts in the table below are not reduced by applicable tax withholding. The individuals named below represent the current principal executive officer and principal financial officer of the Company and the named executive officers identified in the Company’s definitive proxy statement for the 2025 annual meeting of stockholders, as filed with the SEC on April 23, 2025.

Golden Parachute Compensation

			Perquisites/
Name	Cash	Equity	Benefits	Total
	($)(1)	($)(2)	($)(3)	($)
Yalonda Howze, JD	486,699	58,837	4,826	550,362
Kevin Conway	416,107	8,615	20,709	445,431
Geoff McDonough, MD(4)	1,120,229	57,929	—	1,178,158
Matthew Norkunas, MD, MBA(5)	—	—	—	—
Antionette Paone(6)	502,986	17,464	19,509	539,959
Phillip Samayoa, PhD(7)	518,336	12,600	20,709	551,645
Matthew Stanton, PhD(8)	—	—	—	—

(1)	The amounts reported in this column represent cash severance amounts payable to the named executive officers pursuant to the separation agreements described above under the heading “— Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Existing Employment and Severance Arrangements” and the consulting agreements described in footnotes 4, 6 and 7 below. Cash severance is comprised of (i) a lump sum payment equal to the sum of (a) 6 months of current base salary for Ms. Howze, equal to $296,125, (b) 9 months of current base salary for Mr. Conway, equal to $324,450, (c) 12 months of Dr. McDonough’s base salary as of the date of his termination of employment, equal to $682,607, (d) 9 months of Ms. Paone’s base salary as of the date of her termination of employment, equal to $371,205 and (e) 9 months of Dr. Samayoa’s base salary as of the date of his termination of employment, equal to $382,500, and (ii) (a) payments in lieu of 2025 annual bonus of $190,574 and $91,657 for Ms. Howze and Mr. Conway, respectively, (b) a pro-rata 2025 bonus payment of $437,622 for Dr. McDonough, (c) a pro-rata 2025 bonus payment of $131,781 for Ms. Paone and (d) a pro-rata 2025 bonus payment of $135,836 for Dr. Samayoa. These amounts are “single-trigger” payments that are payable in connection with the Transactions.
(2)	The amounts reported in this column include the aggregate dollar value of the unvested In-the-Money Options and the unvested Company RSUs held by the named executive officers as of December 18, 2025, all of which will be cancelled at the Effective Time and converted into a right to receive the consideration described above in this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” Upon a Change in Control, as defined in the applicable agreement, there will be an acceleration of vesting as to 100% of all outstanding unvested equity awards. The value of the unvested In-the-Money Options in this table is the aggregate amount payable to the holder of the In-the-Money Options determined as the excess of the Cash Amount over the applicable exercise price per share of the In-the-Money Option. The value of each unvested Company RSU is the sum of the Cash Consideration plus $25.01, which represents the maximum amount payable under each CVR. These amounts are “single trigger” payments because the vesting of the In-the-Money Options and Company RSUs accelerates in connection with the Transactions.

	Value of Unvested In-
	the-Money	Value of Unvested
Name	Options	Company RSUs
	($)	($)
Yalonda Howze, JD	—	58,837
Kevin Conway	—	8,615
Geoff McDonough, MD	—	57,929
Matthew Norkunas, MD, MBA	—	—
Antionette Paone	—	17,464
Phillip Samayoa, PhD	—	12,600
Matthew Stanton, PhD	—	—

(3)	The amounts reported in this column represent the additional benefits payable to the named executive officers pursuant to the separation agreements described above under the heading “— Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Existing Employment and Severance Arrangements” and the

consulting agreements described in footnotes 4, 6 and 7 below. These amounts are comprised of estimates of the cost of the Company’s continued payment of COBRA continuation health coverage or state law premiums at the time of termination for 6 months for Ms. Howze ($4,826), and 9 months for Mr. Conway, Ms. Paone and Dr. Samayoa ($20,709, $19,509 and $20,709, respectively), if the named executive officer elects to continue coverage under COBRA. These amounts are “single-trigger” payments that are payable in connection with the Transactions.
(4)	Dr. McDonough served as the Company’s Chief Executive Officer from October 2017 until his resignation in October 2025. Dr. McDonough continues to serve as the Chair of the Company Board. In connection with Dr. McDonough’s resignation as Chief Executive Officer, Dr. McDonough and the Company entered into a consulting agreement pursuant to which Dr. McDonough agreed to provide advisory and other consulting services to the Company until October 31, 2026, subject to termination by either party, for an hourly consulting fee equal to $500 per hour, with any of Dr. McDonough’s unvested equity continuing to vest under the consulting agreement. The consulting agreement will terminate upon mutual agreement of the parties or as otherwise set forth in the agreement.
(5)	Dr. Norkunas served as the Company’s Chief Financial Officer from July 2020 until his departure from the Company in January 2025.
(6)	Ms. Paone served as the Company’s Chief Operating Officer from February 2022 until the termination of her employment with the Company in October 2025. In connection with the termination of her employment with the Company, Ms. Paone and the Company entered into a consulting agreement pursuant to which Ms. Paone agreed to provide advisory and other consulting services to the Company until October 31, 2026 for an hourly consulting fee equal to $360 per hour, with any of Ms. Paone’s unvested equity continuing to vest under the consulting agreement. The consulting agreement will terminate upon mutual agreement of the parties or as otherwise set forth in the agreement.
(7)	Dr. Samayoa served as the Company’s Chief Strategy Officer from September 2022 to January 2025 and was elected as the Company’s Chief Scientific Officer in January 2025 following Dr. Stanton’s departure and served as the Company’s Chief Scientific Officer until the termination of his employment with the Company in October 2025. In connection with the termination of his employment with the Company, Dr. Samayoa and the Company entered into a consulting agreement pursuant to which Dr. Samayoa agreed to provide advisory and other consulting services to the Company until October 31, 2026 for an hourly consulting fee equal to $400 per hour, with any of Dr. Samayoa’s unvested equity continuing to vest under the consulting agreement. The consulting agreement will terminate upon mutual agreement of the parties or as otherwise set forth in the agreement.
(8)	Dr. Stanton served as the Company’s Chief Scientific Officer from May 2019 until his departure from the Company in January 2025.

The foregoing descriptions of the consulting agreements do not purport to be complete and are qualified in their entirety by reference to the consulting agreements attached hereto as Exhibits (e)(22), (e)(23) and (e)(24), which are incorporated herein by reference.

Director Compensation

The Company maintains a non-employee director compensation program that currently provides that each of the Company’s non-employee directors will receive the following compensation for service on the Company Board:

●	an annual cash retainer of $40,000 (increased to $70,000 for the Chair of the Company Board);
●	an additional annual cash retainer of $7,500 for each non-employee director who is a member of the Audit Committee of the Company Board (increased to $15,000 for the Chair of the Audit Committee);

●	an additional annual cash retainer of $7,500 for each non-employee director who is a member of the Talent Committee of the Company Board (increased to $15,000 for the Chair of the Talent Committee);
●	an additional annual cash retainer of $4,000 for each non-employee director who is a member of the Nominating and Corporate Governance Committee of the Company Board (increased to $8,000 for the Chair of the Nominating and Corporate Governance Committee);
●	for any non-employee director who is first elected or appointed to the Company Board, an initial option to purchase 60,000 shares of Common Stock, which shares subject to such initial equity award will vest in equal monthly installments over a three-year period; and
●	on the date of each annual meeting of stockholders, each non-employee director that served on the Company Board for at least six months receives an option to purchase 30,000 shares of Common Stock, which vests with respect to 100% of the shares on the earlier of the first anniversary of the grant date and the date of the annual meeting of stockholders in the year immediately following the year in which the option was granted.

The fees paid to non-employee directors are paid in arrears and are prorated for the number of days in which the non-employee directors serve on the Company Board or any committee of the Company Board. The Company also reimburses its non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of the Company Board and any committee of the Company Board on which he or she serves. All options granted to non-employee directors under the Company’s non-employee director compensation program are granted at exercise prices equal to the fair market value of the Common Stock on the date of grant and have a term of ten (10) years.

The foregoing description of the non-employee director compensation program does not purport to be complete and is qualified in its entirety by reference to the non-employee director compensation program attached hereto as Exhibit (e)(25), which is incorporated herein by reference.

The treatment of any Company Stock Options or Company RSUs held by directors is as described in more detail in “Item 3.—Past Contacts, Transactions, Negotiations and Agreements— Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”

Indemnification, Advancement and Insurance

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 102(b)(7) of the DGCL provides, generally, that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision may not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation. No such provision may eliminate or limit the liability of a director or officer for any act or omission occurring prior to the date when such provision became effective. The Company’s restated certificate of incorporation provides, to the fullest extent permitted by the DGCL, that no director or officer shall be personally liable to the Company or the Company’s stockholders for monetary damages arising from breach of fiduciary duty as a director or officer.

The Company’s restated certificate of incorporation provides that the Company will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

The Company’s restated certificate of incorporation also provides that the Company will indemnify any Indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in the Company’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses (including attorney’s fees). Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Company against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If the Company does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

In addition, the Company has entered into indemnification agreements with all of the Company’s directors and executive officers. In general, these agreements provide that the Company will indemnify the directors or executive officers to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of the Company or in connection with his or her service at the Company’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.

The Company maintains a general liability insurance policy that covers certain liabilities of the directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

The Merger Agreement also provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses), which exist at the date of the Merger Agreement, in favor of any person who is or prior to the Effective Time becomes, or was at any time prior to the date of the Merger Agreement, a director, officer, employee or agent of the Company or its predecessors (each, an “Indemnified Party”) as provided in the Company’s organizational documents or any indemnification agreement between such Indemnified Party and the Company that is in effect as of the date of the Merger Agreement and that has been made available to Parent (i) will be assumed by the Surviving Corporation and Parent, without further action, at the Effective Time, (ii) will survive the Merger, (iii) will continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the date of the Merger Agreement, will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party, and Parent and the Surviving Corporation will be bound thereby to the fullest extent available under the DGCL or other applicable law for six years following the Effective Time.

From and after the Offer Closing Time until the sixth anniversary of the Effective Time, Parent shall, or shall cause the Surviving Corporation, to the fullest extent permitted under applicable laws, to indemnify and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any proceeding to each Indemnified Party upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding (as defined in the Merger Agreement) based on or arising out of, in whole or in part, or pertaining to (i) the fact that such Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company or any of its former subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or the Transactions.

At or prior to the Effective Time, following good faith consultation with Parent, the Company shall obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, for the period beginning on the Offer Closing Time and ending after the Effective Time (the “D&O Insurance”) that is no less favorable to any Indemnified Party than the policies of the Company in effect as of the date of the Merger Agreement (the “Existing D&O Policies”); provided that the maximum aggregate annual premium shall not exceed 300% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (the “Maximum Amount”) and the full cost of such “tail” insurance policies shall be included as Transaction Expenses (as defined in the Merger Agreement). If the Company obtains such D&O Insurance, Parent shall maintain the D&O Insurance in full force and effect for its full term and cause all obligations thereunder to be honored by it and the Surviving Corporation. If the Company does not obtain such D&O Insurance, then, for the period beginning on the Offer Closing Time and ending six years from the Effective Time, Parent will either purchase D&O Insurance or maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions); provided that neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium in excess of the Maximum Amount; provided, further, that if the annual premium of such insurance coverage exceeds the Maximum Amount, Parent or the Surviving Corporation will be obligated to obtain the maximum amount of coverage available for the Maximum Amount, but will purchase coverage as favorable to the Indemnified Parties as is available for the Maximum Amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time.

The foregoing description of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Company’s restated certificate of incorporation, as amended by the certificate of amendment thereto, the Merger Agreement and the form of indemnification agreement entered into between the Company and its executive officers and directors, which are filed as Exhibits (e)(5), (e)(6), (e)(1) and (e)(7) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the scheduled expiration of the Offer, the Company Board or the Compensation Committee of the Company Board shall (i) duly and unanimously adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its former subsidiaries with or on behalf of any of the officers, directors or employees of the Company on or before the date of the Merger Agreement and (ii) take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Section 16 Matters

Prior to the Effective Time, the Parent shall, and the Company may, take all actions required to cause any dispositions or cancellations or deemed dispositions or cancellations of Company equity securities (including derivative securities) in connection with the Merger Agreement and the Transactions by each director or executive officer of the Company who is subject to Rule 16b-3 promulgated under the Exchange Act to be exempt under such rule to the extent permitted by applicable law.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board

At a meeting of the Company Board held on December 15, 2025, after careful consideration, the Company Board unanimously: (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the Company stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares to the Buyer Entities pursuant to the Offer.

The Company Board unanimously recommends on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares to the Buyer Entities pursuant to the Offer.

A copy of the joint press release issued by the Company and XOMA Royalty Corporation, dated December 15, 2025, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Background of the Offer and the Merger

The Company Board, together with members of the Company’s management, regularly reviews and assesses the Company’s operations, financing requirements and industry developments in the context of the Company’s strategic plans and, in connection with this review and assessment, periodically considers collaborations, capital raising opportunities and other strategic alternatives. The Company also, from time to time, has engaged in discussions with various parties regarding potential business and strategic transactions.

On August 12, 2025, the Company publicly announced new data demonstrating that its cell-targeted lipid nanoparticle (“ctLNP”) system selectively delivered small-interfering RNA (“siRNA”) to T cells in non-human primates, reinforcing the Company’s belief that its ctLNP system had the ability to deliver diverse genetic medicine payloads to multiple new cell types. As part of this announcement, the Company also acknowledged that the data are early, that significant time and investment would be required to reach proof-of-concept in patients and the uncertainty of extending the Company’s cash runway. As a result, the Company also announced that it was evaluating strategic alternatives to maximize the value of its assets for Company shareholders. Specifically, the Company announced that it would review strategic alternatives (including, but not limited to, an acquisition, merger, business combination, sale of assets, or other strategic transactions) and, in connection with such review, that it had retained TD Securities (USA) LLC (“TD Cowen”) to act as an advisor.

Between August 13, 2025 and early September 2025 (when the outreach was completed), representatives of TD Cowen and the Company’s management initiated outreach to 71 potential strategic and financial counterparties. The outreach included biopharma companies and selected financial acquirers with a focus on counterparties capable of pursuing an acquisition of the entire Company for cash and/or licensing/partnering transactions. Of those parties, the Company executed confidentiality arrangements (two with financing-party joinders) and engaged in due diligence with 25 counterparties, 24 of which included a customary “standstill” provision with customary exclusions, including a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction.

On August 23, 2025, Party C and the Company entered into a confidentiality agreement, which contained a customary one-year “standstill” provision that terminated upon the Company’s public announcement of entry into any change in control transaction, to facilitate ongoing confirmatory diligence by Party C in connection with its interest in a potential transaction.

Between September 9, 2025 and November 3, 2025, the Company’s management team provided management presentations to 12 counterparties. The presentation included an overview of the Company’s delivery and non-viral gene therapy technologies and potential applications. The criteria for identifying potential counterparties focused on those with the financial capacity to acquire the entire Company, provide a substantial upfront purchase price or payment, and fund, partner with, or monetize the Company’s existing assets. The Company Board viewed contingent payments tied to these assets as a significant potential source of value in addition to any upfront cash consideration.

On September 9, 2025, Party B and the Company entered into a confidentiality agreement, which contained a customary six-month “standstill” with “don’t ask / don’t waive” provisions that terminated upon the Company’s public announcement of entry into any change in control transaction, to facilitate diligence by Party B in connection with a potential strategic transaction and to potentially facilitate a bid submission.

On September 9, 2025, Party C and the Company participated in a management presentation following Party C’s preliminary business diligence and strategic discussions regarding a potential acquisition of the Company.

On September 11, 2025, Party A submitted an unsolicited non-binding proposal to acquire all of the Company Shares for an upfront cash consideration purchase price of $82 million (net cash at close minus $38 million), plus up to $14 million in milestone-based contingent value rights, including 70% of net proceeds from non-core messenger RNA (“mRNA”) programs and the monetization of non-core assets of the Company. The offer required as a condition to closing that the Company deliver a minimum net cash level of $120 million at closing, with adjustments for excess or shortfall of such net cash reserves. On September 19, 2025, Party A and the Company entered into a confidentiality agreement, which contained a customary one-year “standstill,” including a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction, to facilitate ongoing confirmatory diligence by Party A in connection with its interest in a potential transaction.

On September 11, 2025, the Company Board held a meeting to discuss the initial outreach process and the management presentations that had been conducted to date. The Company Board directed management to prioritize potential acquirers that proposed to acquire the entire Company for a cash purchase price and authorized management and/or representatives of TD Cowen to distribute a process letter providing for the terms and timeline for submitting indications of interest. Between September 15, 2025 and September 23, 2025, representatives of TD Cowen distributed process letters to 15 potential counterparties, which provided for an initial proposal deadline of September 25, 2025.

On September 17, 2025, following a management presentation, Party C submitted a non-binding proposal providing for the acquisition by Party C of all of the outstanding shares of the Company for $70 million in upfront cash consideration (net cash at close minus $5 million), plus a contingent value right representing 80% of net proceeds with respect to the existing Moderna Collaboration, contingent on the Company maintaining at least $75 million in net cash reserves at closing and the Company’s agreement to enter into a 30-day exclusivity period to negotiate the definitive agreements providing for the transaction.

From September 22, 2025 through October 2025, Party A and the Company engaged in preliminary business diligence and strategic discussions regarding a potential acquisition of the Company, including potential financing options. Party A and representatives of the Company participated in a management presentation on September 29, 2025.

On September 25, 2025, Party B submitted a proposal to acquire all of the outstanding shares of the Company for approximately $36 million in upfront cash consideration (net cash at close minus $14 million), plus a contingent value right for 100% of any closing net cash above $50 million and 85% of net proceeds from any sale or license of specified DNA and siRNA assets within one year of closing, with payments made for any proceeds received within five years of closing. Party B’s proposal required as a condition to closing that the Company deliver a minimum net cash balance of $50 million at closing.

On September 30, 2025, Party A submitted a revised proposal to acquire all of the outstanding shares of the Company for $52.5 million in upfront cash consideration (net cash at close minus $19.3 million), plus a contingent value right for up to $892.5 million based on future milestones, such as asset monetization and proceeds under the Moderna Collaboration. The revised proposal also included a closing condition requiring the Company to deliver a minimum net cash of $71.8 million at closing.

From September 2025 through November 2025, Company management and TD Cowen provided process feedback to counterparties and coordinated ongoing legal and business diligence requests with the counterparties who remained actively engaged in the process, including Party A, Party B and Party C. The Company Board previously established a committee of members of the Board (the “Transaction Committee”). As part of the strategic alternative process, the Transaction Committee was engaged to provide prompt feedback to the Company regarding proposals, diligence status, and other transaction terms on behalf of the Company Board.

Between September 30, 2025, and October 7, 2025, the Company continued discussions with several parties, including Party A and Party B, regarding the status of their proposals and the need for updated submissions with improved economics. In particular, the Board viewed the gap between the Company’s net cash of $72 million as of December 31, 2025, excluding the impact of the Company’s outstanding lease liability of approximately $30 million, and the value proposed by potential counterparties, as unacceptably large. Also during this period, representatives of each of Party A, Party B and Party C and the Company engaged in due diligence and business discussions, including regarding the Company’s product candidates and clinical data, and the potential structure of a transaction between the Company and each counterparty.

Following a Transaction Committee meeting on October 7, 2025, where management presented an overview of the status of current discussions with potential counterparties, the Transaction Committee directed management of the Company to initiate further outreach to Parent and Party D, each of whom were identified as possible cash buyers. The Transaction Committee’s direction was due to an overall lack of interest from strategic parties in pursuing an acquisition transaction and the reputation of Parent and Party D as cash buyers.

In response to the Company and TD Cowen’s feedback, and following the Company Board’s directive, potential counterparties were asked to submit updated proposals with improved economics, as Party A and Party B’s proposals represented large gaps between required net cash amounts and the amounts that would ultimately be paid to stockholders.

On October 9, 2025, Parent was informed of a strategic opportunity to acquire the Company by TD Cowen, as financial advisor to the Company.

On October 10, 2025, representatives of TD Cowen held a virtual meeting with Party D to evaluate its interest in a potential acquisition of the Company. On October 11, 2025, Party D and the Company entered into a nondisclosure agreement.

Beginning on October 12, 2025, Party D and the Company engaged in preliminary business diligence and strategic discussions regarding a potential acquisition of the Company.

Party A submitted an updated proposal on October 16, 2025. Party A’s revised proposal increased the upfront cash consideration to $54 million (net cash at close minus $17.9 million) and provided for up to $956 million in contingent value rights tied to future milestones, such as asset monetization and proceeds under the Moderna Collaboration, with no financing contingency and assuming the Company had a minimum net cash balance of $71.9 million at closing.

On October 16, 2025, representatives of Parent had a preliminary discussion with representatives of the Company and TD Cowen regarding a potential transaction between Parent and the Company.

Following the discussion, on October 17, 2025, the Company entered into the Mutual Nondisclosure Agreement with Parent, which contained a one-year “standstill” provision with “don’t ask / don’t waive” and customary fall-away provisions, including upon the Company’s public announcement of entry into any change in control transaction.

Party B submitted an updated proposal on October 17, 2025, providing for upfront cash consideration equal to the Company’s closing net cash balance minus $6 million, plus a contingent value right for each share. The proposed contingent value rights payments included the payment of 85% of net proceeds from any sale or license of specified DNA and siRNA assets within one year of closing (with payments made if proceeds were received within five years), plus a one-time $5 million payment if a specified investigational new drug milestone was achieved within three years of closing. Party B’s proposal was not contingent upon any financing conditions. Party B communicated with representatives of TD Cowen on October 20, 2025, requesting feedback on its October 17, 2025, proposal. Party B confirmed that it would submit a revised proposal.

On October 20, 2025, the Company provided Parent with access to its virtual data room following a discussion between representatives of Parent and the Company addressing the status of the Company’s efforts to wind down its operations and other sources of liabilities, including the liabilities under the Binney Lease.

On October 21, 2025, the Company Board held a meeting at which members of Company management were present. At the meeting, Company management reviewed with the Company Board, among other things, an evaluation of the Company’s strategic options for the remainder of 2025, as well as a review of the proposals that had been received to date from Party A, Party B, and Party C, and the status of current conversations with Party D and Parent. The Company Board discussed the upfront economics of each proposal, the economics and timelines related to the contingent value rights payments, the likelihood of receipt of such payments given the counterparties and terms, the ongoing diligence of each party and the perspective of the Company’s advisors on the likelihood of transacting on the respective terms. The Company Board and management previewed the likely contingent and unresolved liabilities of the Company that would contribute to the definition of net cash to be in the definitive agreements.

On October 24, 2025, Parent sent a presentation slide deck to TD Cowen, which discussed potential structures for Parent’s acquisition of the Company, including estimates for the Company’s net cash at a hypothetical closing of a transaction with Parent.

On October 29, 2025, representatives of the Company conducted a management presentation for Parent and held an initial diligence call.

On October 29, 2025, Party D submitted a proposal to acquire all of the outstanding shares of the Company for an upfront cash purchase price equal to the projected closing net cash of the Company, less $5 million, plus a contingent value right entitling holders to receive 90% of net proceeds from the Moderna Collaboration or any license or disposition of the Company’s research programs, technology, or intellectual property that occurred prior to closing, and 80% of net proceeds from any such license or disposition occurring within one year after closing, both payable if received within seven years of the closing, with the closing net cash to be reduced by residual liabilities, transaction costs and agreed upon post-closing costs associated with the Company’s wind-down of operations.

On October 30, 2025, Party A submitted an updated proposal to acquire all of the Company Shares for an upfront cash payment of $55 million (net cash at close minus $16.9 million), plus up to $958 million in contingent value rights payable in cash upon achievement of specified milestones, including asset monetization and proceeds earned under the Moderna Collaboration, and assuming a minimum net cash balance of $71.9 million at closing. Party A submitted a further updated proposal on November 3, 2025, revising its prior offer to provide for up to $1.768 billion in contingent value rights tied to three value streams: 95% of payments (over 6 years) under the Moderna Collaboration, up to $50 million from monetizing obesity program intellectual property during the three-year period following the closing, and 100% of proceeds from the monetization of non-core assets in the 18-month period following closing, as well as 100% of positive post-closing working capital adjustments.

On November 3, 2025, representatives of TD Cowen communicated to Party A that its latest proposal was not competitive with the other indications of interest received to date.

On November 3, 2025, Party D participated in a management presentation with members of management from the Company.

On November 4, 2025, Party D submitted a revised proposal improving the economic terms of its prior bid submission by reducing the net cash deduction from the $5 million in its initial proposal to $3 million and extending the contingent value rights post-closing licenses or legacy assets dispositions window from one to two years.

On November 4, 2025, representatives of TD Cowen and Party B held a telephone call, and Party B made a verbal offer proposing a $0 spread to cash (in the amount that it would deliver to Company stockholders at closing), with no additional economics to be payable under the Moderna Collaboration. Representatives of TD Cowen provided feedback that Party B’s proposal undervalued the Moderna Collaboration and did not enable Company stockholders to participate in the long-term value of its technology via a contingent value right or other arrangement.

On November 4, 2025, Parent sent a revised presentation slide deck reflecting updates to the Company’s estimated net cash at a hypothetical closing (the “estimated closing net cash”).

On November 6, 2025, TD Cowen informed Parent that the Transaction Committee expressed interest in receiving a formal proposal from Parent.

On November 7, 2025, Parent delivered an initial non-binding proposal (the “Initial Proposal”) to acquire 100% of the equity of the Company for (i) a cash price that was $2.5 million less than the Company’s estimated closing net cash, which was expected to be $42 million net of all transaction expenses, wind-down expenses and legacy liabilities of the Company, plus (ii) a CVR representing the right to receive (a) a declining percentage of net proceeds (without interest) from the Moderna Collaboration, starting at 90% in years 0-2 following the Merger Closing, 80% in years 3-4 following the Merger Closing, 70% in years 5-6 following the Merger Closing, and 50% in years 7-10 following the Merger Closing and (b) a declining percentage of net proceeds from a Legacy Assets transaction, starting at 70% of net proceeds for transactions in years 1-2 following the Merger Closing, 60% in years 3-4 following the Merger Closing, 50% in years 5-6 following the Merger Closing, and 30% in years 7-10 following the Merger Closing. The Initial Proposal further provided that reasonable, customary out-of-pocket expenses of Parent would be reimbursed by the Company. The Initial Proposal also contained an exclusivity provision of 14 days with automatic and successive 10-day extensions unless either party provided 10 days’ notice.

On November 10, 2025, the Transaction Committee met to review the current proposals from Parent, Party D, and Party B. The Transaction Committee considered the duration of the contingent value rights period, the percentages of proceeds to be received by Company stockholders, the likelihood of receipt of such proceeds, the value of the spread between the Company’s net cash and the amount to be received by stockholders, the definition of net cash and the associated deductions and liabilities reducing net cash, and other factors relating to the ability of the parties to sign and close a transaction. After discussion, the Transaction Committee authorized management to complete the negotiation with Parent and enter into exclusivity with Parent on terms substantially similar to the terms in Parent’s November 8, 2025 indication of interest.

From November 8, 2025 to November 11, 2025, representatives of the Company and Parent exchanged comments on the Initial Proposal. During this period, the Company provided a revised draft of Parent’s indication of interest that, among other things, capped Parent’s reimbursable expenses, expressly eliminated any minimum net cash closing condition, and addressed potential liability under the Binney Lease by providing that if such liability was not resolved prior to closing, $20 million would be deducted from net cash at closing, with 90% of any excess over the actual settlement amount payable pursuant to the contingent value right. The Company’s draft also revised the exclusivity provision to provide for a 14-day exclusivity period, followed by a single 10-day extension upon mutual agreement. Parent responded by reinstating its full exclusivity extension provision and adding a new provision contemplating reserves for certain Company liabilities.

Following such discussions, on November 12, 2025, the Company sent a revised draft of the Initial Proposal to Parent, reducing the period for the Company to provide notice for terminating exclusivity extensions to seven days (decreased from 10 days) and rejecting Parent’s position that the agreements would contain reserves. Parent responded on November 12, 2025 by delivering a revised non-binding proposal (the “November 12 Proposal”) which, among other changes, included (i) setting the estimated closing net cash at $42 million, (ii) adding a CVR entitling equityholders to receive 90% of any savings realized if the assumed $20 million liability under the Binney Lease deducted at closing is subsequently settled for less than $20 million, (iii) providing that the definitive agreement will include the base purchase price adjustment if the estimated closing net cash is less than $42 million, (iv) providing that the definitive agreement will not include a minimum net cash amount as a closing condition, (v) revising the tiered shares of net proceeds from the Moderna Collaboration to 90% in years 0-3 following the closing, 80% in years 4-5 following the closing, 70% in years 6-7 following the closing, and 50% in years 8-10 following the closing and (vi) an exclusivity period that initially lasted until November 26, 2025, and would automatically extend in successive 10-day periods unless either party provided a notice of non-renewal. Later on the same date, the Company countersigned and accepted the November 12 Proposal.

On November 14, 2025, representatives of Parent and the Company discussed the status of the potential transaction.

On November 14, 2025, Party A subsequently improved its proposal in a final offer submitted to the Company providing for the same contingent value right structure as proposed in its November 3, 2025 offer and increasing the upfront cash consideration to $60 million.

On November 16, 2025, Parent and the Company held a diligence call focused on tax matters.

On November 24, 2025, the Company conducted a diligence call with Parent, at which Gibson Dunn & Crutcher LLP (“Gibson Dunn”), counsel to Parent, Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), counsel to the Company, and TD Cowen were also present. During the diligence call, the parties reviewed (i) the status and expected timing of updates to the Company’s estimated closing net cash schedule, (ii) key legacy liabilities and wind-down items, (iii) the status of material contracts (including which agreements are not terminable for convenience and identification of specific agreements which require notices or consents), and (iv) operational matters relating to remaining clinical/manufacturing/storage items and anticipated D&O tail cost estimates.

On November 26, 2025, the parties conducted additional diligence calls focused on the Company’s preparation of the net cash schedule to the Merger Agreement and finance and tax matters. On the same date, representatives of Parent and the Company conferred regarding timing and the status of the Moderna Collaboration.

On November 28, 2025, the Company notified Parent that exclusivity would not be renewed by sending a notice of non-renewal to Parent, such that the exclusivity would expire on December 16, 2025.

Also on November 28, 2025, Gibson Dunn sent an initial draft of the Merger Agreement to WilmerHale, which contemplated, among other things: (i) the transaction to be structured as a cash tender offer followed by a back-end merger pursuant to Section 251(h) of the DGCL, (ii) a CVR to receive potential payments in accordance with a CVR Agreement, (iii) certain stockholders of the Company entering into tender and support agreements with Parent and the Merger Sub, (iv) the acceleration and vesting of Company Restricted Stock Unit Awards, with such awards settled into shares of Company Common Stock prior to the effective time and treated in the merger in the same manner as shares of Company Common Stock, (v) customary exceptions to the definition of “Company Material Adverse Effect,” (vi) customary representations and warranties with respect to the Company, Parent and Merger Sub, (vii) the Company’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior proposal, and (viii) the Company’s ability to terminate the Merger Agreement to accept a superior proposal after providing Parent with a right to match such proposal. The draft Merger Agreement also included (i) a termination fee of $840,000 payable by the Company in certain circumstances, including upon entering into a superior proposal, and (ii) reimbursement of fees and expenses incurred by Parent in connection with the Merger Agreement and related items. This initial draft Merger Agreement did not specify the cash price per share.

On December 1, 2025, the Company delivered a revised net cash schedule to Parent (the “December 1 Net Cash Schedule”). On the same date, representatives of the Company and Parent held a diligence call focused on finance and accounting matters.

On December 3, 2025, representatives of Parent and TD Cowen discussed the items included in the December 1 Net Cash Schedule and timing updates.

On December 3, 2025, Gibson Dunn sent to WilmerHale an initial draft of the CVR Agreement, pursuant to which, among other things, each CVR would represent a contractual right to receive contingent cash payments following the closing of the Merger with respect to: (i) any excess or shortfall of final net cash as calculated following the closing of the merger as compared to the estimated closing net cash, (ii) the return of the security deposit and other receivable amounts in connection with the Binney Lease, including unused reserves and a specified percentage of any savings realized upon termination of such lease, (iii) a specified percentage of net proceeds received by Parent or its affiliates during the 10-year period post-closing from any sale, transfer, license or other disposition of the Company’s legacy assets, with such percentage declining over time, and (iv) a specified percentage of net proceeds received by Parent or its affiliates during the 10-year period post-closing period in respect of the Moderna Collaboration, in each case subject to permitted deductions, audit rights and customary administration provisions.

On December 5, 2025, representatives of the Company and Parent held a diligence call covering legal and intellectual property topics, including matters related to the Moderna Collaboration. Later that date, the Company provided Parent the calculation for the $4.2389 cash price per share, based on the estimated closing net cash of $31.4 million (the “December 5 Net Cash Schedule”).

Also on December 5, 2025, WilmerHale sent comments on the Merger Agreement to Gibson Dunn, which reflected certain changes, including, among others, (i) that the calculation of Closing Net Cash was revised to more explicitly deduct specified wind-down costs, Parent’s transaction expenses, and other agreed items, (ii) revisions to the treatment of Company Options (and whether options would be cancelled if not in the money at closing), (iii) that the covenants governing the conduct of the Company’s business were revised to provide additional flexibility to carry out the wind-down process prior to the closing, (iv) narrowed the circumstances where the parties could terminate the Merger Agreement once signed, and the situations where the Company would owe a termination fee if it does so terminate (and to eliminate the obligation to reimburse expenses in certain circumstances), and (v) narrowed the Company’s disclosure obligations against the Company representations and warranties (and also to limit the Company’s restrictions in the pre-closing period to make sure the Company could effectuate the wind-down of its operations as contemplated).

On the same date, Gibson Dunn sent an initial draft of the form of tender and support agreement to WilmerHale, which was later agreed to be the final version.

On December 7, 2025, representatives of the Company, Parent, WilmerHale, TD Cowen and Gibson Dunn met virtually to discuss the key open items in the Merger Agreement and the CVR Agreement, including the treatment of outstanding equity awards of the Company, the definition of net cash, the termination fee (and expense reimbursement) provisions and the Company’s representations and warranties. The parties reached alignment on a number of items.

On December 7, 2025, the Company received an unsolicited, updated indication of interest from Party D. The letter was substantially similar to Party D’s proposal on November 4, 2025, with the one change being a reduction in the spread between the Company’s net cash and the amount Party D was willing to pay Company stockholders at the closing from $3 million to $0.

On December 8, 2025 and December 9, 2025, members of management and representatives of TD Cowen and WilmerHale discussed the unsolicited letter from Party D with the Transaction Committee. The Transaction Committee reviewed the terms of the revised letter and discussed the Company’s existing exclusivity obligations with Parent. The Transaction Committee also discussed the Company’s obligation to provide a copy of Party D’s unsolicited proposal to Parent under the terms of the binding exclusivity letter with Parent. After discussion, the Transaction Committee directed the Company to share a copy of Party D’s latest bid with Parent and to negotiate revised terms with Parent in light of Party D’s revised proposal. The Transaction Committee still considered Parent’s proposal to be in the best interests of the Company’s stockholders given (i) Parent was nearly final on both diligence and definitive documents (whereas Party D would require additional time and thus additional cost in preparing and negotiating such definitive agreement), (ii) the absence of definitive documents from Party D, which may contain further value reducing terms, (iii) the likelihood of Parent’s ability to monetize the Company’s assets versus the likelihood of Party D to do the same and (iv) Parent’s experience in similar transactions and the likelihood it would execute an agreement and proceed to closing.

On December 8, 2025, WilmerHale sent a revised draft of the CVR Agreement to Gibson Dunn. The changes to the CVR Agreement included, among other things, (i) extending the initial “Expiration Date” and the “Legacy Assets Transaction Period” from two years to 10 years, (ii) reducing the requisite threshold of Acting Holders (currently 30% in the draft), (iii) adding a $250,000 “Legacy Assets and Expense Fund” to be used by Parent, subject to specified limitations and oversight, to maintain, advance and maximize the value of the Legacy Assets and pursue related transactions, which could be offset against proceeds from any license or other disposition of Legacy Assets, (iv) expanding and clarifying the scope of the efforts and actions Parent may take with respect to the Legacy Assets, including financing, development and maintenance activities, in certain cases subject to the prior written consent of the Acting Holders, or then duly-appointed Representative, (v) revising the terms related to the Binney Lease, whereby Parent had introduced an incremental reserve for lease obligations (in addition to the $20 million holdback), and (vi) updating provisions relating to the treatment of the Company’s equity awards, payment timing, tax treatment and administrative mechanics to align with the revised Merger Agreement. On the same date, the representatives from Parent and the Company also had a call focused on business development.

On December 8, 2025, the Company provided Parent with the unsolicited proposal from Party D. Upon receipt of such proposal, Parent and the Company held a discussion on how Parent could improve the November 12 Proposal. Later that date, Parent sent the Company a revised proposal (the “December 8 Proposal”), which lowered the fee that Parent would receive from the transaction from $2.5 million to $1.25 million. The parties resumed negotiations regarding the transaction documentation upon the Company’s acceptance of the December 8 Proposal.

On December 9, 2025, the Company provided Parent with the calculation for the $4.4231 cash price per share, based on the estimated closing net cash of $31.4 million and the reduced fee that Parent would retain as a result of the December 8 Proposal (the “December 9 Net Cash Schedule”).

WilmerHale sent a revised draft of the Merger Agreement to Gibson Dunn on December 10, 2025, with the key open items being (i) the treatment of Company Options (and whether options would be cancelled if not in the money at closing), (ii) the “Transaction Expenses” definition, where Gibson Dunn proposed treating any transaction bonus payments as “Company Transaction Expenses”, (iii) the scope of the Company’s representations and warranties, and (iv) the extension of the “Outside Date” (at which time, if the transaction has not closed, the parties can terminate the Merger Agreement) from four months to six months.

On December 12, 2025, in response to Gibson Dunn and Parent’s comments to the December 9 Net Cash Schedule, the Company provided Parent with a revised calculation for the $4.2913 cash price per share (defined as the “Cash Amount” in this Schedule 14D-9), based on the estimated closing net cash of $30.6 million, which Parent confirmed to be final.

Between December 9, 2025 and December 14, 2025, representatives of Gibson Dunn and WilmerHale negotiated the remaining terms of the Merger Agreement, including, among other things, (i) reflecting $4.2913 as the Cash Amount in the Merger Agreement, (ii) the treatment of the Company’s equity awards, including that (a) all Out-of-the-Money Options will be canceled for no consideration, (b) no Company Option will receive a CVR, (c) each outstanding In-the-

Money Option will be cancelled in exchange for a cash amount equal to the product of (A) the number of underlying shares and (B) the excess of the Cash Amount over the applicable exercise price per In-the-Money Option, and (d) each outstanding Company Restricted Stock Unit Award will, unless otherwise determined by the Company Board, vest and be settled (subject to applicable withholdings for taxes) in shares of Company Common Stock no later than five Business Days prior to closing, and those shares will receive the same Offer Price consideration at closing, (iii) adding an interim covenant requiring the Company to provide Parent reasonable prior notice of any proposed full settlement of the Binney Lease and to obtain Parent’s consent (not to be unreasonably withheld, conditioned or delayed) before entering into any sublease, license, occupancy agreement or other arrangement that does not fully resolve all of the obligations under the Binney Lease, and (iv) confirming that Parent will not be obligated to provide COBRA or other continued healthcare coverage to the Company’s employees post-closing. During the same period, representatives of Gibson Dunn and WilmerHale negotiated the remaining terms of the CVR Agreement, including, among other things, (i) clarifying that the CVRs are issued only to holders of outstanding Company Common Stock at closing and references to granting CVRs for In-the-Money Options and Company Restricted Stock Unit Awards were deleted, aligning with the treatment of the Company’s equity awards in the Merger Agreement, (ii) adding that Parent must use commercially reasonable efforts during a five-year “Legacy Assets Transaction Period” to maintain the Legacy Assets and pursue transactions, (iii) adding that a new IP Maintenance Reserve may be withheld from CVR Proceeds during the first-to-third anniversaries window to fund Parent’s reasonable costs and expenses related to the prosecution, maintenance or enforcement of the Legacy Assets, and (iv) a “Legacy Assets Maintenance Fund” to be funded with $360,000 at the closing to cover prosecution/maintenance/enforcement costs incurred by Parent.

Between December 8, 2025 and December 9, 2025, members of management of the Company prepared and discussed the Forecasts (as defined herein) with representatives of TD Cowen for its use and reliance in connection with its financial analyses and opinion as more fully described under “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

On December 12, 2025, the Transaction Committee held a meeting to discuss the current status of the transaction documents. Members of Company management and representatives of WilmerHale and TD Cowen were present. The Transaction Committee discussed Parent’s latest proposal with respect to the liabilities owed under the Binney Lease (to fully reserve against the outstanding liability amount in the calculation of net cash) and representatives of TD Cowen analyzed the financial impact on the upfront and contingent value rights payments. Following a discussion, the Transaction Committee authorized members of management to finalize the terms of the outstanding transaction documents with Parent to proceed to execution by December 15, 2025.

On December 15, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, Company management and representatives of TD Cowen and WilmerHale reviewed with the Company Board the Merger Agreement and the CVR Agreement and noted that Parent was prepared to execute definitive agreements later that day and also discussed the Management Dissolution Analysis as covered in “Item 4. Generation Bio Management Dissolution Analysis” and the Forecasts as covered in “Item 4(e). Certain Company Forecasts of this Schedule 14D-9. Company management and TD Cowen summarized for the Company Board the strategic alternative process undertaken by the Company, including, among other things, the numerous parties contacted over a lengthy period, the competitive process involving Party D and Parent, the increases in the proposals from each of Party D and Parent, and that Party D and Parent had indicated that their respective proposals reflected the high end of their ranges under the applicable circumstances and timelines. Representatives of WilmerHale and Company management provided the Company Board with the final forms and a summary of key terms of the Merger Agreement and the CVR Agreement, as well as the resolutions to be considered by the Company Board, in each case distributed in advance of the meeting, and also reviewed the fiduciary duties of directors in connection with the proposed transaction. TD Cowen reviewed its financial analyses of the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares with the Company Board and delivered an oral opinion, confirmed by delivery of a written opinion dated December 15, 2025, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of December 15, 2025, the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares was fair, from a financial point of view, to such holders. Following further discussion and taking into account the factors described below in greater detail in the section of this Schedule 14D-9 entitled “—

Recommendation of the Company Board” and “—Reasons for the Recommendation”, the Company Board resolved to (i) approve and declare the advisability of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, (ii) declare that it is in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declare that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, (iv) recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, (v) declared that the Merger be governed by Section 251(h) of the DGCL and be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in the Merger Agreement, and (vi) declare that approval of the Merger Agreement, the CVR Agreement, and the ancillary transaction documents, the Offer and the Merger by the Company Board, and the consummation of the transactions contemplated by the Merger Agreement, the Tender and Support Agreements, the ancillary documents thereto, the Offer and the Merger, are deemed for all purposes as approved under Section 203 of the DGCL.

On December 15, 2025, Parent, Merger Sub and the Company executed the Merger Agreement, which included the form of the CVR Agreement as an exhibit, and contemporaneously therewith, each Supporting Stockholder executed the Tender and Support Agreement with Parent and Merger Sub.

After the closing of trading of the U.S. stock markets later that same day, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Parent and Merger Sub to acquire all of the outstanding Shares at the Offer Price.

On January 9, 2026, Parent commenced the Offer and the Company filed this Schedule 14D-9.

(c) Reasons for the Recommendation

The Company Board, upon the recommendation of the Transaction Committee, reviewed and considered the Offer with the assistance of the Company’s senior management and legal and financial advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to the Buyer Entities (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the proposed Transactions:

●	Certainty of Value. The fact that (i) the Cash Amount provides certain and immediate value and liquidity to the Company’s stockholders for their Shares and (ii) the CVR Proceeds, if any, may provide additional value to the Company’s stockholders for their Shares;
●	Results of Strategic Review Process. The fact that the Company Board conducted a robust strategic review process, with the assistance of the Company’s outside legal counsel and financial advisor, including outreach and discussions with respect to strategic transactions of a variety of structures, and with potential parties that were, in the view of the Company Board, with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company, and that none of those potential parties offered a transaction that the Company Board and the Transaction Committee considered more advantageous to the Company’s stockholders than the Transactions;
●	Best Offer. The Company Board’s belief that as a result of the extensive strategic review process and negotiation of the terms of the Transactions, the Company had obtained an offer that was the Buyer Entities’ best offer and provided an Offer Price that, as of the date of the Merger Agreement, represented the highest price reasonably obtainable by the Company under the circumstances;

●	Best Reasonably Available Alternative for Maximizing Stockholder Value. The Company Board’s determination that entering into the Merger Agreement with the Buyer Entities was more favorable to the Company stockholders than other alternatives reasonably available to the Company, including, among other things, remaining a standalone public company. In making its determination, the Company Board took into account a number of factors, including:
o

the unlikelihood of an executable transaction at a higher value, in light of (i) the fact that, at the Company Board’s instruction, the Company’s senior management and financial advisor conducted a third-party solicitation process on behalf of the Company, soliciting proposals for a transaction from 39 potential strategic parties, (ii) management’s and the Company Board’s assessment of potential candidates for further outreach and their likely interest to, and ability to, transact on terms competitive with the Buyer Entities’ offer, (iii) and the fact that the price proposed by the Buyer Entities reflected extensive negotiations between the Company and the Buyer Entities, including enhancements in the Offer Price following the Company’s receipt of an offer from Party D (as more fully described under the section entitled “—Background of the Offer and the Merger”) that the Company was able to obtain from the Buyer Entities, and the Company Board’s belief, based on negotiations with the Buyer Entities and other potential purchasers, that the Offer Price represented the highest price reasonably obtainable from such parties as of the date of the Merger Agreement under the circumstances;

o

the risk that prolonging or expanding the sale process further could have resulted in the loss of an opportunity to consummate a transaction with the Buyer Entities on the terms of the Offer, including, among other things, the valuation represented by the Offer Price; and

o

the Company Board’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and its determination that the certainty of value and liquidity of the cash consideration provided for in the Offer, is more favorable and certain to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a stand-alone basis, given the risks and uncertainty associated with continued operation independently, including industry competition, execution risks and risks related to liquidity and financing requirements, including the risks described in the section titled “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent reports filed with the SEC;

●	Capital Needs. The Company’s need for substantial additional capital to fund the Company’s current operating plan commitments, the possibility that sufficient capital might not be available on a timely basis or on acceptable terms, the associated dilution that would be experienced by the Company’s stockholders if the Company were to sell additional common equity to raise the needed capital at the Company’s current trading price per Share, and the loss of potentially valuable rights or assets if the Company were to enter into a license or collaboration to raise capital;

●	Risk of Clinical Trial Failure or Commercialization. Any potential clinical trials associated with programs under the Moderna Collaboration would be inherently uncertain and may require many years to complete. There is no assurance that these trials would demonstrate safety, efficacy, or other regulatory requirements necessary for approval. Even if product candidates advance and receive regulatory approval, the Company’s ability to realize anticipated benefits depends on Moderna’s decisions regarding development, commercialization, and market strategy. The timing and amount of milestone and royalty payments under the Moderna Collaboration are uncertain and subject to achievement of specified development and regulatory events, which may be delayed or never occur. Furthermore, market acceptance of any approved product candidates cannot be guaranteed and will depend on factors such as competitive products, pricing and reimbursement, manufacturing scalability, and evolving regulatory standards. Any failure or delay in these areas could adversely affect revenues and profitability.
●	Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell any potential product candidates of the Company, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators may have their own procedures for approval of product candidates; that if a product candidate is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;
●	Speed of Consummation. The fact that the Transactions are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty pending the closing of the Merger;
●	High Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk, (iii) the likelihood of obtaining required regulatory approvals, including the commitment of the Buyer Entities to pursue the required regulatory approvals and (iv) the size and financial strength of Parent, and Parent’s ability to fund the consideration payable in the Transactions;
●	No Financing Condition. The fact that the Transactions are not subject to a financing condition, and the Company is entitled to specifically enforce the Buyer Entities’ obligations under the Merger Agreement, including their obligations to consummate the Offer and the Merger;
●	Absence of Material Conflicts on the Company Board. The members of the Company Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for continuing director and officers’ liability insurance;
●	Opinion of the Company’s Financial Advisor. The financial analysis presented to the Company Board by TD Cowen with respect to the Offer Price and the opinion of TD Cowen, dated December 15, 2025, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of December 15, 2025, the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares was fair, from a financial point of view, to such holders, as more fully described under the heading “—Opinion of the Company’s Financial Advisor” (the full text of TD Cowen’s written opinion, dated December 15, 2025, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference);

●	Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $840,000, which amount the Company Board believes is reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;
●	Offer Acceptance by Stockholders. The closing of the Offer would be subject to tenders of Shares by holders of a majority of the outstanding Shares;
●	Tender and Support Agreement. The Company Board considered that the Supporting Stockholders that held, in the aggregate, approximately 15.38% of the outstanding Shares as of December 18, 2025, entered into Tender and Support Agreements obligating each of them during the term of such agreements, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not transfer any of the Shares that are subject to the Support Agreements; and
●	Appraisal Rights. The ability of stockholders who do not believe that the Offer Price represents fair consideration for their Shares to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the Transactions:

The Company Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

●	No Premium. The fact that the Cash Amount represents a negative premium to recent market prices of the Shares, including a negative premium to the Company’s closing share price prior to the Company’s public announcement on December 15, 2025 (not taking into account any potential payments with respect to the CVR Proceeds);
●	Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible future growth;
●	No Solicitation and Termination Fee. The restrictions in the Merger Agreement on the Company’s ability to solicit competing transactions (subject to certain exceptions to allow members of the Company Board to exercise their respective fiduciary duties and to accept a superior proposal, and only then, upon payment of a termination fee of $840,000);
●	Business Operation Restrictions. The fact that the Merger Agreement imposes operational restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;
●	Effect of Failure to Complete Transactions. The fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on the Company’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of Common Stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected;

●	Contingent Nature of CVRs. The risk that some or all of the CVR Payments may not be achieved during the periods prescribed by the CVR Agreement;
●	Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;
●	Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and
●	Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed (and if the Offer does not close, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions).

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions, including the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the recommendations of the Company Board, Company stockholders should be aware that certain of the Company’s directors and executive officers have interests with respect to the contemplated Transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” The members of the Company Board were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Generation Bio Management Dissolution Analysis

To assist the analysis and decision of the Company Board with respect to whether to approve the Company’s entry into the Merger Agreement and consummation of the Transactions and the recommendation by the Company Board that the Company’s stockholders tender their shares into the Offer, Company management prepared a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger (the “Management Dissolution Analysis”). This scenario is referred to herein as the “Dissolution Scenario.” In conducting the Management Dissolution Analysis, Company management determined the implied equity value of the shares of Common Stock of the Company in a liquidation to be equal to the present value of the amount of cash available for distribution to Company stockholders in an orderly liquidation of the Company.

The Dissolution Scenario was prepared as of, and presented to the Company Board at, the meeting on December 15, 2025, and assumed an initial distribution of cash to holders of Shares as of December 12, 2025. Under the Dissolution Scenario, Company management estimated after payment of severance, retention bonuses, transaction expenses, lease expenses and/or settlement, corporate and accounting fees and other operating expenses, and collection of interest and other income, approximately $50.9 million in cash, cash equivalents and investments would be available as of June 30, 2026. Of the $50.9 million in cash, cash equivalents and investments, approximately $15.3 million would be required to satisfy liabilities and obligations within 36 months following the initial filing for dissolution (the “Holdback Period”), including liabilities arising under the Company’s lease obligation and other operating liabilities. Based on Company management’s good faith estimate: (i) approximately $35.6 million, or $5.27 per Share (not discounted to net present value), would be disbursed to stockholders as an initial distribution upon the initial filing for dissolution (the “Initial Distribution”); and (ii) approximately $5.7 million would be available to be disbursed to stockholders as a final distribution at the end of the Holdback Period (the “Holdback Amount”). These estimates, including the estimate that the Company would be able to distribute 90% of its available net cash estimated as of June 30, 2029, if using the midpoint of a weighted average cost of capital calculation (rather than the figures above which were calculated without discount), would likely be lower than management’s estimates set forth above, which the Company Board considered as part of its analysis.

The timing of the distributions, if any, and the actual percentage of the remaining amount after the Initial Distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of the Binney Lease obligations ultimately paid by the Company (or the timing and amount of the settlement, if any), the amount of wind-down costs, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and severance to be paid after the wind-down is effected and the satisfaction by the Company of its remaining obligations, and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any income, fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Dissolution Scenario, that the Dissolution Scenario accounts for all possible fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all. In light of the foregoing factors and the uncertainties inherent in estimated cash balances, costs and income, stockholders are cautioned not to place undue reliance on the Dissolution Scenario.

The Dissolution Scenario includes estimates, which for the purpose of the Management Dissolution Analysis were not calculated in accordance with generally accepted accounting principles as applied in the U.S. (“GAAP”). Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

	Estimated Company Obligations Prior to Initial Distribution										Estimated Company Obligations During Holdback Period
(in millions)	Sept. 2025E	Oct. 2025E	Nov. 2025E	Dec. 2025E	Jan. 2026E	Feb. 2026E	March 2026E	April 2026E	May 2026E	June 2026E	2H	2027(E)	2028E	June 2029E
Beginning Cash	$101.1	$92.5	$80.8	$78.8	$75.3	$60.0	$59.7	$55.4	$55.1	$54.7	$15.3	$13.0	$10.9	$8.7
Operating Expenses:
Lease Expense	$(0.9)	$(0.9)	$(0.4)	$(0.4)	—	—	—	—	—	—	—	—	—	—
Operating Expenses	$(5.1)	$(3.5)	$(1.6)	$(2.1)	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(2.0)	$(1.0)	$(1.0)	$(1.0)	$(1.0)
Retention Bonuses	—	$(0.7)	—	—	—	—	—	—	—	$(2.0)	—	—	—	—
Severance	$(3.1)	$(7.0)	—	$(2.3)	—	—	$(4.0)	—	—	—	—	—	—	—
Corporate/Accounting Fees	—	—	—	—	—	—	—	—	—	—	$(0.5)	$(0.5)	$(0.5)	$(0.5)
Legal	—	—	—	—	—	—	—	—	—	—	$(1.0)	$(1.0)	$(1.0)	$(1.0)
Binney Settlement	—	—	—	—	$(15.0)	—	—	—	—	—	—	—	—	—

Total Operating Expense	$(9.1)	$(12.1)	$(2.1)	$(4.8)	$(15.5)	$(0.5)	$(4.5)	$(0.5)	$(0.5)	$(4.0)	$(2.5)	$(2.5)	$(2.5)	$(2.5)

Interest Income (a)	$0.5	$0.5	—	$0.8	$0.2	$0.2	$0.1	$0.1	$0.1	$0.1	$0.2	$0.4	$0.3	$0.1
Reimbursement	—	—	—	0.6	—	—	—	—	—	—	—	—	—	—
Ending Cash	$92.5	$80.8	$78.8	$75.3	$60.0	$59.7	$55.4	$55.1	$54.7	$50.9	$13.0	$10.9	$8.7	$6.3

Total Cash Available for Distribution (Undiscounted)										$50.9

Holdback Cushion (Assumes 30%)										$15.3
June 2026 Cash Available to Distribute										$35.6
June 2026 Ending Cash, Net of Distribution										$15.3

(a)Assumes an annual interest rate of 3% as determined by Company management.

Estimated Dissolution Distributions

(in millions, except for per share values)
Estimated cash as of June 30, 2026	$50.9
Less: Operating Expenses for Holdback Period (30%)	$15.3
Estimated Cash Available for Initial Distribution Net of Holdback	$35.6
Total Shares Outstanding (1)	6.8

Estimated Initial Distribution Per Share (Undiscounted) (6/30/26)	$5.27

Estimated Cash as of June 30, 2026, Net of Initial Distribution & Holdback	$15.3

Assumed Distribution of Net Holdback Amount in June 2029 (Assuming 90% distribution)	$5.7

(1)

Includes 6,700,000 Shares, 10,000 Company RSUs, and 900,000 Company Options with weighted-average exercise price of $53.54 per share, of which 40,000 are In-the-Money Options assuming an exercise price of $5.43 per Company management. Calculated using treasury stock method.

(d) Opinion of the Company’s Financial Advisor

The Company has engaged TD Cowen as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company Board requested that TD Cowen evaluate the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares.

At a meeting of the Company Board held on December 15, 2025, TD Cowen reviewed its financial analysis of the purchase price per Share of (i) $4.2913 in cash, without interest, payable upon consummation of the Offer, which is referred to throughout this section as the “Cash Amount”, plus (ii) one non-transferrable CVR representing the right to receive additional potential cash payments, which amount, or any different amount per Share paid pursuant to the Offer to the extent permitted under the Merger Agreement, is referred to throughout this section as the “CVR Amount,” based on (a) 100% of the amount by which Final Net Cash (as defined in the CVR Agreement) exceeds Signing Net Cash (as defined in the Merger Agreement) (which is referred to throughout this section as the “Additional Closing Net Cash Proceeds CVR Amount”), (b) (1) if the amount by which the Binney Lease Arrangement (as defined in the CVR Agreement and as to which TD Cowen expressed no opinion) exceeds the Binney Settlement Amount (as defined in the CVR Agreement and as to which TD Cowen expressed no opinion) exceeds $10,000,000, then 100% of the first $10,000,000 and 90% of the remaining amount, or (2) if the amount by which the Binney Lease Arrangement exceeds the Binney Settlement Amount is less than $10,000,000, then 90% of the amount (which is referred to throughout this section as the “Lease Recovery Proceeds CVR Amount”), (c) (1) 90% in years 1-3, (2) 80% in years 4-5, (3) 70% in years 6-7 and (4) 50% in years 8-10 of the amount of Moderna Collaboration Proceeds (as defined in the CVR Agreement and as to which TD Cowen expressed no opinion) during the Moderna Collaboration Period (as defined in the CVR Agreement) (which is referred to throughout this section as the “Moderna Proceeds CVR Amount”), and (d) (1) 70% in years 1-2, (2) 60% in years 3-4, (3) 50% in years 5-6 and (4) 30% in years 7-10 of the amount of Legacy Assets Transaction Proceeds (as defined in the CVR Agreement and as to which TD Cowen expressed no opinion) during the Legacy Assets Transaction Period (as defined in the CVR Agreement) (which is referred to throughout this section as the “Disposition Proceeds CVR Amount”) (the Cash Amount plus the CVR Amount, collectively referred to throughout this section as the “Offer Price”), with the Company Board and delivered an oral opinion, confirmed by delivery of a written opinion dated December 15, 2025, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of December 15, 2025, the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares was fair, from a financial point of view, to such holders. The full text of TD Cowen’s written opinion, dated December 15, 2025, is attached as Annex

A to this Schedule 14D-9 and is incorporated herein by reference. The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TD Cowen’s analysis and opinion were prepared for and addressed to the Company Board and were directed only to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares. TD Cowen’s opinion did not in any manner address the underlying business decision of the Company to effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company. The Offer Price was determined through negotiations between the Company and the Buyer Entities and TD Cowen’s opinion did not constitute a recommendation to the Company Board on whether or not to approve the Offer or the Merger and does not constitute a recommendation to any securityholder or any other person as to whether to tender Shares in the Offer or take any other action in connection with the Offer, the Merger or otherwise.

In connection with its opinion, TD Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

●	the execution version of the Merger Agreement dated December 15, 2025, and related form of the CVR Agreement;
●	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to TD Cowen by the management of the Company;
●	certain internal financial forecasts, estimates and other information concerning the Company, including relating to a potential liquidation of the Company (referred to as the Dissolution Scenario), provided by the management of the Company and considered, based on the Company’s Management Dissolution Analysis, the net present value of the estimated amount per Share potentially distributable to holders of Shares upon such liquidation;
●	discussions TD Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters that TD Cowen deemed relevant; and
●	such other information, financial studies, analyses and investigations and such other factors that TD Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, TD Cowen, with the consent of the Company Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to TD Cowen by the Company or which was publicly available or was otherwise reviewed by TD Cowen. TD Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. TD Cowen relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. TD Cowen did not conduct nor did TD Cowen assume any obligation to conduct any physical inspection of the properties or facilities of the Company. TD Cowen relied upon the representations of the Company that all information provided to TD Cowen by the Company was accurate and complete in all material respects.

TD Cowen, with the consent of the Company Board, assumed that the financial forecasts, estimates and other information provided by the management of the Company were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such financial forecasts, estimates and other information utilized in TD Cowen’s analyses provided a reasonable basis for its opinion. TD Cowen expressed no opinion as to the financial forecasts, estimates, other information provided by the management of the Company or the assumptions on which they were made. TD Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which TD Cowen becomes aware of after the date of TD Cowen’s opinion.

In addition, TD Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the dates of the last financial statements made available to TD Cowen. TD Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity, nor was TD Cowen furnished with such materials. TD Cowen also did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, TD Cowen did not undertake an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which the Company or any other entity may be a party or subject. TD Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement, the CVR Agreement, the Offer or the Merger, as to which TD Cowen assumed that the Company and the Company Board received such advice from legal, tax, accounting and regulatory advisors as each determined appropriate.

TD Cowen’s opinion addressed only the fairness of the Offer Price (to the extent expressly specified in TD Cowen’s opinion) from a financial point of view to the holders of Shares. TD Cowen expressed no view as to any other aspect or implication of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger or any term, aspect or implication of the CVR, any tender and support agreement, guaranty or any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise. TD Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by TD Cowen on the date of such opinion. It should be understood that although subsequent developments may affect TD Cowen’s opinion, TD Cowen does not have any obligation to update, revise or reaffirm its opinion and TD Cowen expressly disclaims any responsibility to do so. As the Company Board was aware, the credit, financial and stock markets, the industry in which the Company operates and the business and securities of the Company, have experienced and may continue to experience volatility and disruptions, and TD Cowen expressed no view as to any potential effects of such volatility or disruptions on the Company, the Offer or the Merger.

TD Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, TD Cowen assumed in all respects material to its analyses that the representations and warranties of each party contained in the Merger Agreement and the CVR Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof. TD Cowen assumed that the final versions of the Merger Agreement and the CVR Agreement, when executed, would be substantially similar to the execution versions reviewed by TD Cowen. TD Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement and the CVR Agreement would be obtained and that in the course of obtaining any of those consents or approvals no restrictions would be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the Offer or the Merger. TD Cowen assumed that the Offer and the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and all other applicable state, federal or foreign statutes, rules and regulations.

It was understood that TD Cowen’s opinion was intended for the benefit and use of the Company Board in its consideration of the financial terms of the Offer and the Merger. TD Cowen’s opinion did not constitute a recommendation to any stockholder of the Company or any other person as to whether to tender Shares in the Offer or to take any other action in connection with the Offer, the Merger or otherwise. TD Cowen expressed no opinion as to the actual value, price or trading range of Shares or any other securities of the Company following announcement or consummation of the Offer or the Merger. TD Cowen was not requested to opine as to, and its opinion did not in any manner address, the underlying business decision of the Company to effect the Offer or the Merger or the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available to the Company. In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Offer or the Merger relative to the Offer Price or otherwise, (ii) the fairness of the Offer, the Merger or the Offer Price (except to the extent expressly specified in TD Cowen’s opinion) to the holders of any class of securities, creditors or other constituencies of the Company or (iii) whether Parent or Merger Sub has sufficient cash, available lines of credit or other sources of funds for the payment of the Offer Price.

Financial Analysis

The summary of the financial analysis described below under this heading “—Financial Analysis” is a summary of the material financial analysis performed by TD Cowen to arrive at its opinion. The summary of TD Cowen’s financial analysis includes information presented in tabular format. In order to fully understand the financial analysis, the table must be read together with the text of such summary. The table alone does not constitute a complete description of the financial analysis. Considering the data set forth in the table without considering the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of the financial analysis. TD Cowen performed certain procedures, including the financial analysis described below, and reviewed with the Company Board certain assumptions on which such analysis was based and other factors, including the historical and projected financial results of the Company.

Liquidation Analysis. TD Cowen, with the consent of the Company Board, used and relied upon the Company’s Management Dissolution Analysis for purposes of TD Cowen’s analysis and opinion. Further information pertaining to the Company’s Management Dissolution Analysis is included in “Item 4. Generation Bio Management Dissolution Analysis.” As reflected in the Company’s Management Dissolution Analysis, Company management assumed an initial distribution of approximately $5.27 per Share in June 2026 and a final distribution of approximately $0.84 per Share in June 2029 upon a liquidation, resulting in a total distribution (undiscounted) upon liquidation of approximately $6.11 per Share. TD Cowen applied to such total estimated distributable amount a selected discount rate ranging from 6.6% to 24.5% (derived utilizing the ICE BofA U.S. high-yield index effective yield as of December 12, 2025 and a weighted average cost of capital calculation for the Company), assuming 80% to 100% of the amount available for the final distribution payable in June 2029, to derive an estimated net present value per Share reference range for the total estimated per Share amount distributable upon liquidation as estimated by Company management. For purposes of this analysis, TD Cowen assumed that the Additional Closing Net Cash Proceeds CVR Amount would equal $2.14 per Share, based on the assumption of Company management that anticipated Final Net Cash would increase by $15 million due to an assumed settlement of the Binney Lease prior to Closing. No value was attributable to the Lease Recovery Proceeds CVR Amount, the Moderna Proceeds CVR Amount or the Disposition Proceeds CVR Amount for purposes of this analysis. This analysis indicated the following approximate implied estimated net present value (as of December 31, 2025) per Share reference range for the total per Share distributable amount upon liquidation of the Company based on Company management’s liquidation analysis, as compared to both the Cash Amount payable in the Offer and the Merger and the Cash Amount plus assumed CVR Amount payable in the Offer and the Merger:

Approximate Implied Estimated Net Present
Value Per Share Reference Range of Total		Cash Amount plus assumed
Distributable Per Share Amount Upon	Cash Amount Payable in the	CVR Amount[1] Payable in the
Liquidation	Offer and the Merger	Offer and the Merger
$5.05 – $5.85	$4.29	$6.44

[1]

Assumes an Additional Closing Net Cash Proceeds CVR Amount of $2.14 per Share, with no value attributable to the Lease Recovery Proceeds CVR Amount, the Moderna Proceeds CVR Amount or the Disposition Proceeds CVR Amount.

Discounted Cash Flow Analysis. TD Cowen performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the full fiscal year ending December 31, 2025 through the full fiscal year ending December 31, 2050 based on the Company’s Case A and Case B probability-adjusted financial forecasts (in each case, inclusive of the Company’s potential net operating loss carryforwards) and other operating assumptions and information provided by Company management. Further information pertaining to the Company’s Case A and Case B probability-adjusted financial forecasts is included in “Item 4(e). Certain Company Forecasts.” No terminal value was assumed for purposes of such analysis. The present values (as of December 12, 2025) of the cash flows were calculated using a selected range of discount rates of 23.5% to 27.5%. For purposes of this analysis, TD Cowen assumed that the Additional Closing Net Cash Proceeds CVR Amount would equal $2.14 per Share, based on the assumption of Company management that anticipated Final Net Cash would increase by $15 million due to an assumed settlement of the Binney Lease prior to Closing. TD Cowen further assumed that the net present value of the Moderna Proceeds CVR Amount in Case A would equal $0.53 per Share, utilizing the probability adjusted amount of Moderna Proceeds CVR Amount included in Case A of $13 million ($93 million prior to probability adjustment), and that the net present value of the Moderna Proceeds CVR Amount in Case B would equal $1.35 per Share, utilizing the probability adjusted amount of Moderna Proceeds CVR Amount included in Case B of $30 million ($243 million prior to probability adjustment), in each case which were discounted to present value using the Company’s estimated weighted average cost of capital of 24.5% determined as described above. No value was attributable to the Lease Recovery Proceeds CVR Amount or the Disposition Proceeds CVR Amount for purposes of this analysis. This analysis indicated the following approximate implied equity value per Share reference range for the Company, as compared to both the Cash Amount payable in the Offer and the Merger and the Cash Amount plus assumed CVR Amount payable in the Offer and the Merger:

			Cash Amount plus
		Cash Amount	assumed CVR	Cash Amount plus
	Approximate Implied Equity	Payable in the	Amount[1] Payable in	assumed CVR Amount[1]
	Value Per Share Reference	Offer and the	the Offer and the	Payable in the Offer and
Case	Range of Future Cash Flows	Merger	Merger	the Merger
Case A	$4.95 – $6.35	$4.29	$6.44	$6.97	[2]
Case B	$5.70 – $8.75	$4.29	$6.44	$7.79	[3]

[1]

Assumes an Additional Closing Net Cash Proceeds CVR Amount of $2.14 per Share, with no value attributable to the Lease Recovery Proceeds CVR Amount, the Moderna Proceeds CVR Amount or the Disposition Proceeds CVR Amount.

[2]

Assumes an Additional Closing Net Cash Proceeds CVR Amount of $2.14 per Share, a Moderna Proceeds CVR Amount, with a net present value of $0.53 per Share, and no value attributable to the Lease Recovery Proceeds CVR Amount or the Disposition Proceeds CVR Amount.

[3]

Assumes an Additional Closing Net Cash Proceeds CVR Amount of $2.14 per Share, a Moderna Proceeds CVR Amount, with a net present value of $1.35 per Share, and no value attributable to the Lease Recovery Proceeds CVR or the Disposition Proceeds CVR Amount.

Certain Additional Information

TD Cowen also observed additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:

●	implied premia payable in selected biotechnology transactions publicly announced from January 1, 2020 to December 12, 2025, which indicated, based on closing stock prices of the target companies one trading day prior to public announcement of the applicable transactions, low to high implied premia of 2% to 660% (with a median of 83%) based on the total consideration payable in such transactions; applying the low to high observed implied premia derived from such transactions to the closing price of the Shares of $5.43 on December 12, 2025 (the last trading day prior to public announcement of the execution of the Merger Agreement) indicated approximate implied equity value per Share reference ranges (rounded to the nearest $0.05) of $5.55 to $40.20 per Share; and
●	publicly available Wall Street research analysts’ one-year forward price targets for the Shares (discounted to December 12, 2025 using a discount rate of 24.5%), which indicated an overall low to high target price range for the Shares of $5.60 per Share to $8.85 per Share.

Miscellaneous

The summary set forth above does not purport to be a complete description of all analyses performed or factors considered by TD Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. TD Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TD Cowen believes that such analyses and factors must be considered as a whole and that selecting portions of its analyses or factors considered by it, without considering all aspects of such analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analysis, TD Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by TD Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be acquired or sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, TD Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses performed by TD Cowen and its opinion were only one among many factors taken into consideration by the Company Board in evaluating the Offer Price and should not be considered as determinative of the views of the Company Board or Company management with respect to the Offer, the Merger, the consideration payable in the Offer and the Merger or otherwise.

TD Cowen was selected by the Company to act as its financial advisor in connection with the Offer and the Merger because TD Cowen is a nationally recognized investment banking firm with experience in transactions similar to the Offer and the Merger and is familiar with the Company and its business and industry. As part of its investment banking business, TD Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

For its services as the Company’s financial advisor in connection with the Offer and the Merger, TD Cowen will receive an aggregate fee currently estimated to be approximately $1.6 million, of which $1.0 million was paid in connection with the delivery of TD Cowen’s opinion and approximately $0.6 million is payable contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities, including liabilities under federal securities laws, that may arise out of TD Cowen’s engagement.

As the Company Board was aware, TD Cowen and its affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or other investment banking services to the Company and/or its affiliates unrelated to the Offer and the Merger, for which services TD Cowen and its affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of TD Cowen’s opinion, having acted or acting as sales agent for an at-the-market equity offering program of the Company, for which services TD Cowen had not received any fees. As the Company Board also was aware, although TD Cowen and its affiliates were not providing as of the date of its opinion, and during the approximate two-year period preceding the date of its opinion had not provided, financial advisory and/or other investment banking services to Parent, TD Cowen and/or its affiliates in the future may provide services to Parent and/or its affiliates and may receive compensation for such services.

TD Cowen and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of their investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions in, debt, equity and/or other securities or loans of the Company, Parent and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates and for the accounts of customers. TD Cowen and its affiliates also conduct research on and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Offer and the Merger, the Company, Parent and/or their respective affiliates. The issuance of TD Cowen’s opinion was approved by TD Cowen’s fairness opinion review committee.

(e) Certain Company Forecasts

Important Information Concerning the Company Forecasts

The Company, which does not yet have any marketed products, does not, as a matter of course, prepare or publicly disclose long-term forecasts or internal projections as to future performance, revenues, earnings or other results, and does not as a matter of course provide such information externally, including to investors or analysts, given, among other reasons, the unpredictability of the underlying assumptions and estimates and inherent difficulty of predicting financial performance for future periods. In connection with the Company Board’s evaluation of the potential transaction and other potential strategic alternatives, however, the Company’s management provided the Company Board with certain non-public, unaudited prospective financial information, including certain financial projections regarding the Company for fiscal years 2025 through 2050 (the “Forecasts”). The Forecasts also were provided to TD Cowen for its use and reliance in connection with its financial analyses and opinion as more fully described under “Opinion of the Company’s Financial Advisor”. The Forecasts were not provided to Parent.

The below summary of the Forecasts is included for the purpose of providing stockholders access to certain non-public information that was made available to the Company Board and TD Cowen in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, and in the Company’s other public filings with the SEC.

The Forecasts were based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company’s management at the time the Forecasts were prepared. The Forecasts include two cases, Case A and Case B, which management created to highlight the possibility of achievement of additional milestones and royalties for additional targets, which management viewed as reasonable under the circumstances. The Forecasts reflect numerous assumptions and estimates, including (i) risk-based adjustments reflecting the assumed probability of Moderna exercising its exclusivity options under the Moderna Collaboration; (ii) risk-based adjustments reflecting the probability and timing of achieving development and regulatory milestones as well as sales based royalties; (iii) costs associated with operating the Company during the term of the Forecasts; and (iv) other relevant factors relating to the Company’s strategic plan, as well as how certain of these assumptions and estimates may change over time, in each case assuming the Company operated on a standalone basis. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor. The probability of success attributed to each product candidate in the Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and estimates, after considering success rates and product candidate launch timelines for other product candidates at similar stages of clinical development and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by the management of the Company.

The Forecasts were prepared assuming the Company’s continued operation as a going concern on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Forecasts do not give effect to the Transactions (including the Offer and the Merger), or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger), or otherwise to any alternative transactions which the Company would pursue in lieu of the Transactions. Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed in that context.

None of the Forecasts were intended for public disclosure. The summary of the Forecasts described in this section is included in this Schedule 14D-9 because they were accepted or approved by the Company Board in its evaluation of the Offer and the Merger and provided to TD Cowen for its use and reliance in connection with its financial analyses and opinion to the Company Board in connection with the Transactions. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company, the Company Board, or any of their respective affiliates or advisors consider the Forecasts to be material information or that they are predictive of actual future results.

The Forecasts are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company’s independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the Forecasts or expressed any opinion or any other form of assurance on the Forecasts or their achievability. No independent registered public accounting firm has provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and the Company’s independent registered public accounting firm assumes no responsibility for, and disclaims any association with, the Forecasts.

In the view of the Company’s management, the Forecasts were prepared on a reasonable basis reflecting management’s best available estimates and judgments regarding the Company’s future financial performance at the time of preparation. The Forecasts were, at the time of presentation to the Company Board, intended to supersede and replace all prior Forecasts. The Forecasts are not facts and should not be relied upon as necessarily predictive of actual future results. You are cautioned not to place undue reliance upon the Forecasts. Some or all of the assumptions that have been made in connection with the preparation of the Forecasts may have changed since the date the Forecasts were prepared. None of the Company, Parent, Merger Sub or any of their respective affiliates, advisors or other representatives assumes any responsibility for the ultimate performance of the Company relative to the Forecasts. Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Forecasts if they have changed or change or otherwise have become or are no longer appropriate (even in the short term). These considerations should be taken into account when evaluating the Forecasts, which were prepared as of an earlier date.

The Forecasts do not necessarily reflect changes in general business or economic conditions since prepared, changes in the Company’s businesses or their prospects or any other transactions or events (including the Transactions) that have occurred or that may occur and that were not anticipated at the time the Forecasts were prepared, and the Forecasts are not necessarily indicative of current values or necessarily predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved.

The Forecasts include earnings before interest and taxes (“EBIT”) and unlevered free cash flow (“Unlevered FCF”), which are “non-GAAP financial measures” and which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed transaction such as the Merger if the disclosure is included in a document such as this tender offer statement to comply with requirements under state laws. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Company Board or the Company’s financial advisor in connection with the Offer or the other transactions contemplated by the Merger Agreement and, accordingly, the Company has not provided a reconciliation of the financial measures included in the Forecasts to relevant GAAP financial measures. For definitions of these non-GAAP measures, see the footnotes to the tables below.

The Forecasts constitute forward-looking statements. Since the Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Forecasts also cover multiple fiscal years, and such information by its nature becomes less predictive with each succeeding fiscal year. Although the Forecasts are presented with numerical specificity, the Forecasts reflect numerous variables, assumptions and estimates as to future events, and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, without limitation, risks and uncertainties associated with development and regulatory approval of the Company’s product candidates; risks associated with conducting clinical trials; the Company’s ability to finance continued operations; the Company’s ability to manufacture and commercialize product candidates; the Company’s competitive position; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties that are described in greater detail in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 13, 2025, and in the Company’s other public filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section entitled “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by the Company or any of its affiliates, advisors or other representatives or any other person to any Company stockholder or any other person regarding the actual performance of the Company compared to the results included in the Forecasts or otherwise.

The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. For a more detailed description of the information available, see the section entitled “Item 8. Additional Information — Annual and Quarterly Reports.” The Company has not updated and does not intend to update or otherwise revise the Forecasts to take into account any circumstances or events occurring after the date they were prepared, including the effect of the Transactions. Further, the Forecasts do not take into account the effect of any failure of the Transactions to be consummated and should not be viewed in any manner in that context.

The Forecasts reflect various estimates, assumptions and methodologies of the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to the Company’s businesses.

The Company prepared two cases, Case A and Case B, with the primary differences being whether Moderna exercises its exclusivity options on a target-by-target basis or for the entire field of use. The rationale for presenting two scenarios was that the election between target-by-target exclusivity and field-wide exclusivity would serve as an indicator of the anticipated scope of program development that Moderna may undertake. The Case A Forecasts assume that Moderna exercises its options on a target-by-target basis and that two programs are advanced, with milestones and royalties discounted for probability of success and time. The Case B Forecasts assume that Moderna pursues an extension to its field exclusivity license and that all live programs move forward, applying similar probability and time-based discounts to milestones and royalties.

The following is a summary of the Forecasts for Case A (dollars in millions):

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2036E	2038E	2040E	2042E	2044E	2046E	2048E	2050E
Total Revenue (1)	$—	$—	$8	$—	$—	$1	$1	$—	$1	$1	$2	$4	$5	$5	$5	$5	$2	$—
Operating Profit (2)	$(89)	$(8)	$2	$(6)	$(6)	$(5)	$(5)	$(6)	$(6)	$(5)	$(4)	$(2)	$(2)	$(2)	$(2)	$(2)	$(6)	$(7)
Free Cash Flow (3)	$(89)	$(8)	$2	$(6)	$(6)	$(5)	$(5)	$(6)	$(6)	$(5)	$(4)	$(2)	$(2)	$(2)	$(2)	$(2)	$(6)	$(7)

The following is a summary of the Forecasts for Case B (dollars in millions):

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2036E	2038E	2040E	2042E	2044E	2046E	2048E	2050E
Total Revenue (1)	$—	$—	$13	$—	$8	$1	$1	$1	$2	$2	$3	$7	$10	$12	$12	$12	$9	$4
Operating Profit (2)	$(89)	$(8)	$7	$(6)	$1	$(5)	$(5)	$(5)	$(5)	$(4)	$(3)	$—	$4	$5	$5	$5	$2	$(3)
Free Cash Flow (3)	$(89)	$(8)	$7	$(6)	$1	$(5)	$(5)	$(5)	$(5)	$(4)	$(3)	$—	$3	$4	$5	$5	$2	$(3)

(1)	Defined as revenue related to milestones and royalties from the Moderna Collaboration discounted for probability of success and time.
(2)	A non-GAAP financial measure defined as earnings before interest, taxes, depreciation, and amortization (EBITDA) less share based compensation expense, depreciation and amortization.
(3)	A non-GAAP financial measure defined as EBIT, less tax expense (assuming a tax rate of 27% per the Company’s management and inclusive of the impact of net operating losses) plus depreciation and amortization, plus other non-cash adjustments, minus capital expenditures, minus changes to working capital.

NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE FORECASTS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts included in this Schedule 14D-9.

(f) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer (other than Shares for which such holder does not have discretionary authority). Two of the Company’s current directors, Jason Rhodes and Geoff McDonough, and three of the Company’s current stockholders, the Atlas Entities, which are affiliated with Jason Rhodes, each entered into a Tender and Support Agreement concurrently with the execution of the Merger Agreement, agreeing to tender their respective Shares (subject to certain exceptions). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Company Board retained TD Cowen as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, TD Cowen provided to the Company Board TD Cowen’s opinion described in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and incorporated herein by reference. The Company Board selected TD Cowen as its financial advisor because, among other things, TD Cowen is a nationally recognized investment banking firm with experience in transactions similar to the Offer and the Merger and is familiar with the Company and its business and industry.

For its services as the Company’s financial advisor in connection with the Offer and the Merger, TD Cowen will receive an aggregate fee currently estimated to be approximately $1.6 million, of which $1.0 million was paid in connection with the delivery of TD Cowen’s opinion and approximately $0.6 million is payable contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities that may arise out of TD Cowen’s engagement. Further information pertaining to the engagement of TD Cowen is included “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.”

The Company has retained Alliance Advisors, LLC in connection with making solicitations and recommendations to the Company’s stockholders with respect to the Offer and related matters. The Company will pay the fees of Alliance Advisors, LLC, which it expects to be approximately $25,000, plus reimbursement of out-of-pocket expenses.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference), the Company is not undertaking or engaging in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company (“Company Subsidiary”), or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any Company Subsidiary; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any Company Subsidiary; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or as incorporated herein by reference), there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

(a) Golden Parachute Compensation

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K is incorporated herein by reference.

(b) Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or, if tendered, validly and subsequently withdrawn such Shares) and who have not otherwise waived appraisal rights and otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to appraisal rights in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to (i) a “stockholder” are to the record holder of Shares, (ii) a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, in each case as to which appraisal rights are asserted, and (iii) a “person” are any individual, corporation, partnership, unincorporated association or other entity. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders or beneficial owners exercise appraisal rights under Section 262. Stockholders and beneficial owners should carefully review the full text of Section 262 as well as the information discussed below.

Any Company stockholders or beneficial owners desiring to assert appraisal rights must comply precisely with the procedures set forth in Section 262 to demand and perfect such rights. ANY COMPANY STOCKHOLDER OR BENEFICIAL OWNER WISHING TO EXERCISE APPRAISAL RIGHTS, OR PRESERVE THEIR RIGHTS TO DO SO, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCLOSURES AND ANNEX B. FAILURE TO COMPLY TIMELY AND PRECISELY WITH THE PROCEDURES SPECIFIED IN SECTION 262 WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING APPRAISAL RIGHTS, THE COMPANY BELIEVES THAT, IF A STOCKHOLDER OR BENEFICIAL OWNER CONSIDERS EXERCISING SUCH APPRAISAL RIGHTS, SUCH STOCKHOLDER OR BENEFICIAL OWNER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of such merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice by the Company to its stockholders (including beneficial owners) with respect to the availability of appraisal rights in connection with the Merger under Section 262 and a copy of Section 262 is attached hereto as Annex B.

Stockholders and beneficial owners who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will be entitled to receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who: (i) did not validly tender such Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares) or otherwise waive appraisal rights; (ii) follow the procedures set forth in Section 262; (iii) continuously hold such Shares from the date on which written demand for appraisal is made through the Effective

Time; (iv) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights; and (v) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the Verified List (as defined below) to be filed with the Delaware Register in the Delaware Court of Chancery, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 sets forth the procedures stockholders and beneficial owners entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to compliance with the procedures set forth in Section 262. If you fail to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262, you must satisfy each of the following conditions:

●	You must demand in writing the appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., Eastern time, on February 6, 2026, which occurs when Merger Sub has irrevocably accepted for payment Shares tendered into the Offer following the expiration of the Offer; and (ii) twenty (20) business days after January 9, 2026 (the date on which this Schedule 14D-9 is being mailed). The demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;
●	You must not tender your Shares in the Offer (or, if tendered, not fail to validly and subsequently withdraw such Shares);
●	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and
●	You must otherwise comply with the requirements of Section 262.

The address for delivery of demand for appraisal pursuant to Section 262 is:

Generation Bio Co.

301 Binney Street

Cambridge, Massachusetts 02142

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as his, her or its name appears on his, her or its stock certificates, if any, and must state that such person intends thereby to demand appraisal of his, her or its Shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the holder of Shares and that the holder intends thereby to demand the appraisal of such Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares; provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under Section 262 and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Within ten (10) days after the Effective Time, the Company shall notify each of the stockholders or beneficial owners who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of the date that the Merger has become effective.

Within one-hundred and twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any person who has complied with Section 262, and who is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender such Shares in the Offer and timely and properly demanded appraisal of such Shares in accordance with Section 262. Notwithstanding the foregoing, at any time within sixty (60) days after the Effective Time, any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept payment for such person’s Shares as provided for in the Merger Agreement, in which case the Shares owned by such person shall be deemed, as of the Effective Time, to have been converted into the right to receive the Offer Price. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within one-hundred and twenty (120) days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing, to receive from the Company, as the surviving entity in the Merger (or any successor thereto), a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in § 251(h)(6)d. of the DGCL)) not validly tendered, and accepted for purchase, in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of those Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement will be given to the person within ten (10) days after such person’s request for such a statement is received by the Company (or any successor thereto), or within ten (10) days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

Upon the filing of any such petition for an appraisal by any person other than the Company (or successor thereto), service of a copy thereof shall be made upon the Company (or any successor thereto), as the surviving corporation in the Merger, which will then be obligated within twenty (20) days after such service to file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company (or any successor thereto). Upon the filing of any such petition, if so ordered by the Delaware Court of Chancery, the Delaware Register in Chancery shall give notice of the time and place fixed for the hearing on such petition by mail to the Company (or any successor thereto) and to the persons shown on the Verified List at the addresses therein stated. The forms of the notices by mail and by publication will be approved by the Delaware Court of Chancery and the costs thereof will be borne by the Company (or any successor thereto).

At the hearing on such petition, the Delaware Court of Chancery will determine the persons who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the persons who have demanded an appraisal for their shares and who hold Shares represented by certificates to submit their certificates, if any, to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. Accordingly, dissenting stockholders and beneficial owners are cautioned to retain their share certificates, if any, pending resolution of the appraisal proceedings. If immediately before the Merger the Shares remain listed on a national securities exchange, which we expect to be the case, the Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (2) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million. After the Delaware Court of Chancery determines the persons entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

In determining the “fair value” of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court set forth the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. The Delaware Supreme Court has recently indicated that transaction price is one of the relevant factors the Delaware Court of Chancery may consider in determining fair value and that absent deficiencies in the sale process the transaction price should be given “considerable weight.” Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders or beneficial owners considering seeking appraisal should bear in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the consideration they would receive if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not opinions as to fair value under Section 262. Although the Company believes the consideration to be received by stockholders and beneficial owners in the Offer and the Merger is fair, it makes no representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and it reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a Share is less than the consideration to be received by stockholders and beneficial owners pursuant to the Offer or Merger.

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as provided in the following sentence, interest on an appraisal award will accrue from the Effective Time through the date of payment of the judgment, shall be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company (or any successor thereto), as the surviving corporation in the Merger, may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. Upon application by the Company (or any successor thereto) or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List filed by the Company (or any successor thereto) may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

When the fair value is so determined, with respect to Shares deemed entitled to such a determination, if any, the Delaware Court of Chancery shall direct the payment of the fair value of such Shares, together with interest, if any, by the Company (or any successor thereto) to the dissenting stockholders and beneficial owners entitled thereto. Payment will be made to each such person upon the terms and conditions as the Delaware Court of Chancery may order.

The costs of the proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a person whose name appears on the Verified List filed by the Company (or any successor thereto) who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the Shares entitled to an appraisal not dismissed pursuant to Section 262.

In compliance with Section 262, no person who has demanded appraisal rights with respect to some or all of such person’s Shares will be entitled to vote such Shares for any purpose or receive payment of dividends or other distributions on such Shares (other than those payable to stockholders of record at a date which is prior to the Effective Time). If a person who has made a demand for an appraisal in accordance with Section 262 shall deliver to the Company (or a successor thereto) a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares, either within sixty (60) days after the Effective Time or thereafter with the written approval of the Company, then the right of such person to an appraisal of the Shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery will not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation, a reservation of jurisdiction for any application to the Delaware Court of Chancery; provided, however that this limitation will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time. If a petition for an appraisal is not filed within the time provided pursuant to Section 262, the right to appraisal with respect to all Shares shall cease.

Shares held by any person who demands appraisal of such Shares under Section 262, but who has failed to perfect or has effectively withdrawn or lost their rights to appraisal of such Shares pursuant to Section 262 will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon and subject to any applicable tax withholding, upon surrender of the Shares in the manner provided for in the Merger Agreement. From and after the Effective Time, any person who has demanded appraisal will not be entitled to exercise any of the voting rights or other rights of an equity owner of the Company (or any successor thereto) or of a stockholder of Parent.

The foregoing description of the rights of the Company’s stockholders and beneficial owners to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.

(c) Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of 3 years following the date such person became an interested stockholder unless:

●	the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

●	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan); and
●	the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Parent and Merger Sub is not, nor at any time for the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

(d) Regulatory Approvals

The Company and the Buyer Entities are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to be filed with respect to the Offer or the Merger, the Company and the Buyer Entities have agreed to use reasonable best efforts to take all actions necessary, proper or advisable to consummate the Merger, the Offer and the Transactions, which includes obtaining all necessary or advisable actions or non-actions, waivers and consents from, and making all necessary registrations, declarations and filings with, any governmental entity with respect to the Merger Agreement or the Transactions.

(e) Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer, the Merger or the other Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

(f) Stockholder Approval of the Merger Not Required

If the Offer is consummated, the Company will not seek the approval of the Company’s stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if the Buyer Entities consummate the Offer, Parent, Merger Sub and the Company are required pursuant to the terms of the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

(g) Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 13, 2025, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 7, 2025, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 12, 2025, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 5, 2025.

(h) Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking” statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements in this Schedule 14D-9 include, but are not limited to, statements regarding the proposed Transactions between Parent, Merger Sub and the Company, including the Offer and Merger, the expected timetable for completing the proposed Transactions, the potential benefits of the Transactions, the potential consideration amount from the proposed Transactions and the terms of the Merger Agreement and CVR Agreement, and any other statements about the Company’s management’s future expectations, beliefs, goals, plans or prospects. The Company may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including, among other things, the risk that the proposed transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the Common Stock; the possibility that various closing conditions of the Offer or the Merger may not be satisfied or waived; uncertainty regarding how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement and the Transactions; uncertainty as to the ultimate Transaction costs; the risk that no CVR Payments will be made under the CVR Agreement; the effect of the announcement or pendency of the proposed transactions on the Company’s trading price, business, operating results and relationships with collaborators, vendors, competitors and others; the risk that stockholder litigation or legal proceedings in connection with the proposed Transactions may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the proposed Transactions; the outcome of any stockholder litigation or legal proceedings that may be instituted against the Company related to the Merger Agreement or the proposed Transactions; changes in the Company’s businesses during the period between announcement and closing of the proposed Transactions; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties, any of which could cause the Company’s actual results to differ from those contained in the forward-looking statements, that are described in greater detail in the sections entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 13, 2025 and Quarterly Report on Form 10-Q for the period ended September 30, 2025 filed with the SEC on November 5, 2025, as well as in other filings the Company may make with the SEC in the future and in the Schedule TO and related Offer documents filed by Parent and the Buyer Entities. Any forward-looking statements contained in this Schedule 14D-9 speak only as of the date hereof, and the Company does not undertake and expressly disclaims any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9 or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated January 9, 2026 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Buyer Entities on January 9, 2026).

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by the Buyer Entities on January 9, 2026.

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by the Buyer Entities on January 9, 2026).

(a)(1)(D)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by the Buyer Entities on January 9, 2026).

(a)(5)(A)

Joint Press Release of Generation Bio Co. and XOMA Royalty Corporation, dated December 15, 2025 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-39319) filed by Generation Bio Co. on December 15, 2025).

(a)(5)(B)	Opinion, dated December 15, 2025, of TD Securities (USA) LLC (attached to this Schedule 14D-9 as Annex A).

(e)(1)

Agreement and Plan of Merger, dated as of December 15, 2025, by and among Generation Bio Co., XOMA Royalty Corporation and XRA 7 Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-39319) filed by Generation Bio Co. on December 15, 2025).

(e)(2)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K (File No. 001-39319) filed by Generation Bio Co. on December 15, 2025).

(e)(3)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K (File No. 001-39319) filed by Generation Bio Co. on December 15, 2025).

(e)(4)

Mutual Nondisclosure Agreement, dated October 17, 2025, between Generation Bio Co. and XOMA Royalty Corporation (incorporated herein by reference to Exhibit (d)(2)) to the Schedule TO filed by the Buyer Entities on January 9, 2026).

(e)(5)

Amended and Restated Certificate of Incorporation of Generation Bio Co. (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q (File No. 001-39319) filed by Generation Bio Co. on August 2, 2023).

(e)(6)

Certificate of Amendment of Amended and Restated Certificate of Incorporation of Generation Bio Co. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-39319) filed by Generation Bio Co. on July 18, 2025).

(e)(7)

Form of Indemnification Agreement between Generation Bio Co. and each of its executive officers and directors (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (File No. 333-238608) filed by Generation Bio Co. on May 22, 2020).

(e)(8)	2017 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-238608) filed by Generation Bio Co. on May 22, 2020).

(e)(9)

Form of Stock Option Agreement under 2017 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-238608) filed by Generation Bio Co. on May 22, 2020).

(e)(10)	2020 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-238608) filed by Generation Bio Co. on May 22, 2020).

(e)(11)

Form of Stock Option Agreement under 2020 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-238608) filed by Generation Bio Co. on May 22, 2020).

(e)(12)

Form of Restricted Stock Unit Agreement under 2020 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-238608) filed by Generation Bio Co. on May 22, 2020).

(e)(13)	2020 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-238608) filed by Generation Bio Co. on May 22, 2020).

(e)(14)	2025 Inducement Stock Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-287035) filed by Generation Bio Co. on May 7, 2025).

(e)(15)

Form of Nonstatutory Stock Option Agreement under 2025 Inducement Stock Incentive Plan (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-287035) filed by Generation Bio Co. on May 7, 2025).

(e)(16)

Offer letter, dated March 17, 2023, by and between Generation Bio Co. and Yalonda Howze, as amended (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-39319) filed by Generation Bio Co. on May 10, 2023).

(e)(17)

Retention Letter, by and between Generation Bio Co. and Yalonda Howze, dated August 26, 2025 (incorporated herein by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q (File No. 001-39319) filed by Generation Bio Co. on November 5, 2025).

(e)(18)

Promotion Letter, by and between Generation Bio Co. and Yalonda Howze, dated October 22, 2025 (incorporated herein by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q (File No. 001-39319) filed by Generation Bio Co. on November 5, 2025).

(e)(19)

Separation Agreement, by and between Generation Bio Co. and Yalonda Howze, dated October 22, 2025 (incorporated herein by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q (File No. 001-39319) filed by Generation Bio Co. on November 5, 2025).

(e)(20)

Offer letter, dated June  25, 2019, by and between Generation Bio Co. and Kevin Conway, as amended (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-K (File No. 001-39319) filed by Generation Bio Co. on March 13, 2025).

(e)(21)

Separation Agreement, by and between Generation Bio Co. and Kevin Conway, dated August 12, 2025 (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-39319) filed by Generation Bio Co. on November 5, 2025).

(e)(22)

Consulting Agreement, by and between Generation Bio Co. and Geoff McDonough, dated November 1, 2025 (incorporated herein by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q (File No. 001-39319) filed by Generation Bio Co. on November 5, 2025).

(e)(23)

Consulting Agreement, by and between Generation Bio Co. and Antoinette Paone, dated November 1, 2025 (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-39319) filed by Generation Bio Co. on November 5, 2025).

(e)(24)

Consulting Agreement, by and between Generation Bio Co. and Phillip Samayoa, dated November 1, 2025 (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-39319) filed by Generation Bio Co. on November 5, 2025).

(e)(25)	Non-Employee Director Compensation Program (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K (File No. 001-39319) filed by Generation Bio Co. on March 13, 2025).

Annex A - Opinion, dated December 15, 2025, of TD Securities (USA) LLC to the Board of Directors of Generation Bio Co.

Annex B - Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2026	Generation Bio Co.

	By:	/s/ Yalonda Howze
	Name:	Yalonda Howze
	Title:	Interim Chief Executive Officer & President

Annex A

Opinion of TD Securities (USA) LLC

TD Securities (USA) LLC 1 Vanderbilt Avenue New York, New York 10017

December 15, 2025

Board of Directors

Generation Bio Co.

301 Binney Street

Cambridge, MA 02142

Members of the Board of Directors:

In your capacity as members of the Board of Directors (the “Board of Directors”) of Generation Bio Co. (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) of the Offer Price (as defined below) to be received by such holders pursuant to the terms of that certain Agreement and Plan of Merger, to be dated as of December 15, 2025 (the “Merger Agreement”), by and among the Company, XOMA Royalty Corporation, a Nevada corporation (“Parent”), and XRA 7 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the related Contingent Value Rights Agreement (the “CVR Agreement” and, together with the Merger Agreement, the “Agreements”).

As more specifically set forth in the Agreements, and subject to the terms, conditions and adjustments set forth in the Agreements, (i) Parent will cause Merger Sub to commence a tender offer to purchase all outstanding shares of Company Common Stock (such tender offer, the “Tender Offer”) for a purchase price per share of Company Common Stock of (a) $4.2913 in cash (the “Cash Amount”), without interest, payable upon consummation of the Tender Offer, plus (b) one non-transferrable contingent value right (the “CVR”), representing the right to receive additional potential cash payments, without interest (such amount, or any different amount per share paid pursuant to the Tender Offer to the extent permitted under the Merger Agreement, being the “CVR Amount”), based on (w) 100% of the amount by which Final Net Cash (as defined in the CVR Agreement) exceeds Signing Net Cash (as defined in the Merger Agreement), (x) (A) if the amount by which the Binney Lease Arrangement (as defined in the CVR Agreement and as to which we express no opinion) exceeds the Binney Settlement Amount (as defined in the CVR Agreement and as to which we express no opinion) exceeds $10,000,000, then 100% of the first $10,000,000 and 90% of the remaining amount, or (B) if the amount by which the Binney Lease Arrangement exceeds the Binney Settlement Amount is less than $10,000,000, then 90% of the amount, (y) (A) 90% in years 1-3, (B) 80% in years 4-5, (C) 70% in years 6-7 and (D) 50% in years 8-10 of the amount of Moderna Collaboration Proceeds (as defined in the CVR Agreement and as to which we express no opinion) during the Moderna Collaboration Period (as defined in the CVR Agreement), and (z) (A) 70% in years 1-2, (B) 60% in years 3-4, (C) 50% in years 5-6 and (D) 30% in years 7-10 of the amount of Legacy Assets Transaction Proceeds (as defined in the CVR Agreement and as to which we express no opinion) during the Legacy Assets Transaction Period (as defined in the CVR Agreement) (the Cash Amount plus the CVR Amount, collectively being the “Offer Price”) and (ii) subsequent to consummation of the Tender Offer, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”), pursuant to which each outstanding share of Company Common Stock not previously tendered will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreements.

TD Securities (USA) LLC (“we” or “TD Cowen”) and our affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of our investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, TD Cowen and/or our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, in debt, equity, equity-linked and/or other securities or loans of the Company, Parent and/or their respective affiliates for the accounts of TD Cowen and/or our affiliates and for the accounts of customers. We and our affiliates also conduct research on and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including matters with respect to the Transaction or the Company, Parent and/or their respective affiliates.

We are acting as exclusive financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon the rendering of this Opinion, and a portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.

As the Board of Directors is aware, TD Cowen and our affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or other investment banking services to the Company and/or its affiliates unrelated to the Transaction for which services TD Cowen and/or our affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of this Opinion, having acted or acting as sales agent for an at-the-market equity offering program of the Company. As the Board of Directors also is aware, although TD Cowen and our affiliates currently are not providing, and during the approximate two-year period preceding the date of this Opinion have not provided, financial advisory and/or other investment banking services to Parent, TD Cowen and/or our affiliates in the future may provide services to Parent and/or its affiliates and may receive compensation for such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

●	the execution version of the Merger Agreement dated December 15, 2025, and related form of the CVR Agreement;
●	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to TD Cowen by the management of the Company;
●	certain internal financial forecasts, estimates and other information concerning the Company, including relating to a potential liquidation of the Company, provided by the management of the Company and considered, based on the Company management’s liquidation analysis, the net present value of the estimated amount per share potentially distributable to holders of Company Common Stock upon such liquidation;
●	discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters that we deemed relevant; and
●	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the representations of the Company that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the financial forecasts, estimates and other information provided by the management of the

Company were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such financial forecasts, estimates and other information utilized in our analyses provide a reasonable basis for our Opinion. We express no opinion as to the financial forecasts, estimates, other information provided by the management of the Company or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware of after the date hereof.

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the dates of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, we have not undertaken an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which the Company or any other entity may be a party or subject. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Agreements or the Transaction, as to which we have assumed that the Company and the Board of Directors have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate.

Our Opinion addresses only the fairness of the Offer Price (to the extent expressly specified herein) from a financial point of view to the holders of Company Common Stock. We express no view as to any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction or any term, aspect or implication of the CVR, any tender and support agreement, guaranty or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so. As the Board of Directors is aware, the credit, financial and stock markets, the industry in which the Company operates and the business and securities of the Company, have experienced and may continue to experience volatility and disruptions, and we express no view as to any potential effects of such volatility or disruptions on the Company or the Transaction.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreements and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final versions of the Agreements, when executed, will be substantially similar to the execution versions reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreements will be obtained and that in the course of obtaining any such consents or approvals no restrictions will be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state, federal or foreign statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors in its consideration of the financial terms of the Transaction. Our Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended. Our Opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether to tender shares of Company Common Stock in the Tender Offer or to take any other action with respect to the Transaction or otherwise. We are not expressing any opinion as to the actual value, price or trading range of Company Common Stock or any other securities of the Company following announcement or consummation of the Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, the underlying business decision of the Company to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Transaction relative to the Offer Price or otherwise, (ii) the fairness of the Offer Price (except to the extent expressly specified herein) or the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or (iii) whether Parent or Merger Sub have sufficient cash, available lines of credit or other sources of funds for the payment of the Offer Price.

This Opinion was reviewed and approved by TD Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price to be received by holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ TD Securities (USA) LLC

Signed by TD Securities (USA) LLC

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights

(a)Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a.Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b.Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)[Repealed.]
(c)Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)Appraisal rights shall be perfected as follows:
(1)If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g)At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.